Exhibit 99.1

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Assets	Note	September 30, 2017	December 31, 2016
		ThCh$	ThCh$
		(unaudited)

Current assets
Cash and cash equivalents		145,653,012	275,219,003
Other financial assets, current	5	63,297,897	219,988,622
Other non-financial assets, current		38,365,978	23,628,279
Trade receivables and other receivables	6	819,348,618	867,139,677
Receivables due from related entities, current		18,433,984	28,988,176
Inventory	8	1,195,855,536	1,149,286,014
Current tax assets		90,366,658	74,135,647

Total current assets other than non-current assets held for sale		2,371,321,683	2,638,385,418

Assets classified as held for sale	21	26,429,611	57,123,872

Total current assets		2,397,751,294	2,695,509,290

Non-current assets
Other financial assets, non-current	5	228,767,700	287,360,674
Other non-financial assets, non-current		50,053,107	52,335,275
Trade receivable and other receivables, non-current	6	18,900,120	11,893,706
Equity method investment		209,578,045	200,727,534
Intangible assets other than goodwill	9	405,942,204	408,168,114
Goodwill	10	1,418,512,265	1,432,319,489
Property, plant and equipment	11	2,492,744,601	2,578,793,573
Investment property	12	2,152,577,002	2,081,694,027
Non-current tax assets,		92,070,436	83,376,450
Deferred income tax assets		343,567,861	616,579,356

Total non-current assets		7,412,713,341	7,753,248,198

Total assets		9,810,464,635	10,448,757,488

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	September 30, 2017	December 31, 2016
		ThCh$	ThCh$
		(unaudited)

Current liabilities
Other financial liabilities, current	13	568,546,432	408,009,016
Trade payables and other payables		1,668,741,110	1,926,847,052
Payables to related entities, current		19,480,081	18,722,919
Provisions and other liabilities	14	13,508,472	11,779,434
Current income tax liabilities		36,342,458	74,585,510
Current provision for employee benefits		123,453,005	106,496,839
Other non-financial liabilities, current		38,649,110	26,977,677

Total current liabilities other than non-current assets held for sale		2,468,720,668	2,573,418,447

Liabilities classified as held for sale	21	2,846,430	15,669,233

Total current liabilities		2,471,567,098	2,589,087,680
Non-current liabilities
Other financial liabilities,	13	2,821,864,326	2,903,625,666
Trade accounts payables		204,047	4,803,725
Provisions and other liabilities	14	63,013,098	68,256,160
Deferred income tax liabilities		423,199,831	719,542,091
Other non–financial liabilities, non–current		78,425,314	79,390,431

Total non-current liabilities		3,386,706,616	3,775,618,073

Total liabilities		5,858,273,714	6,364,705,753

Equity
Paid-in capital	15	2,420,743,402	2,420,564,735
Retained earnings		2,509,910,659	2,489,410,413
Issuance premium		461,240,708	461,302,097
Other reserves		(1,440,281,900)	(1,286,017,106)

Equity attributable to controlling shareholders		3,951,612,869	4,085,260,139
Non-controlling interest		578,052	(1,208,404)

Total equity		3,952,190,921	4,084,051,735

Total equity and liabilities		9,810,464,635	10,448,757,488

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statement of profit and loss (unaudited)

		For the nine months ended
Statements of profit and loss	Note	9/30/2017	9/30/2016
		ThCh$	ThCh$
Revenues from ordinary activities	18	7,607,136,401	7,482,045,418
Cost of Sales	16	(5,438,202,315)	(5,328,679,591)
Gross Profit		2,168,934,086	2,153,365,827

Other income by function	16	116,379,913	126,749,692
Distribution cost	16	(20,425,426)	(18,989,663)
Administrative expenses	16	(1,770,735,451)	(1,703,895,011)
Other expenses by function	16	(126,714,016)	(120,813,586)
Other losses, net	16	4,574,305	53,008,510
Operating profit		372,013,411	489,425,769

Finance income	16	11,505,576	9,377,750
Finance expenses	16	(232,347,842)	(206,559,054)
Participation in profit of equity method associates		14,808,447	10,136,236
Exchange differences	16	63,561,640	46,417,107
Losses from indexation	16	(7,003,308)	(12,019,656)
Profit before income tax		222,537,924	336,778,152

Income tax expense	17	(101,957,115)	(106,433,052)

Profit from continuing operations		120,580,809	230,345,100

Profit attributable to controlling shareholders		118,767,185	228,991,958
Profit attributable to non–controlling shareholders		1,813,624	1,353,142

Net Profit		120,580,809	230,345,100

Earnings per share
Basic earnings per share from continued operations		41.5	80.6
Diluted earnings per share from continued operations		41.5	79.9

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statement of comprehensive income (loss) (unaudited)

	For the nine months ended
Statements of comprehensive income (loss)	9/30/2017	9/30/2016
	ThCh$	ThCh$
Net Profit	120,580,809	230,345,100

Other comprehensive profit
Items that will not be reclassified to profit and loss
Revaluation surplus	-	-
Re-measurements of employee benefit obligations	-	-
Total OCI that will not be reclassified to profit and loss	-	-

Items that may be reclassified to profit and loss
Foreign currency translation losses	(151,584,752)	(39,669,235)
Cash flow hedge	(7,052,752)	(15,535,775)

Total items that may be reclassified to profit and loss	(158,637,504)	(55,205,010)

Other comprehensive income, before taxes	(158,637,504)	(55,205,010)

Income tax related to revaluation surplus	-	-
Income tax related to re-measurement of employee benefit obligations	-	-
Total income tax that will not be reclassified to profit and loss	-	-

Income tax related to cash flow hedge	1,903,760	4,202,153
Total income tax that may be reclassified to profit and loss	1,903,760	4,202,153

Total other comprehensive loss	(156,733,744)	(51,002,857)

Total comprehensive income (loss)	(36,152,935)	179,342,243

Income (loss) attributable to
Owners of the Company	(37,939,391)	178,253,123
Non-controlling interest	1,786,456	1,089,120

Total comprehensive income (loss)	(36,152,935)	179,342,243

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the nine months ended September 30, 2017 (unaudited)

Statement of changes in net equity ThCh$	Paid-in capital	Share premium	Revaluation surplus reserves	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non-controlling interest	Total equity
Opening balance as of January 1, 2017	2,420,564,735	461,302,097	14,252,148	(1,250,381,663)	(22,078,872)	(1,120,048)	26,949,962	(53,638,633)	(1,286,017,106)	2,489,410,413	4,085,260,139	(1,208,404)	4,084,051,735

Changes in equity
Net profit	-	-	-	-	-	-	-	-	-	118,767,185	118,767,185	1,813,624	120,580,809
Other comprehensive (loss) profit	-	-	-	(151,557,584)	(5,148,992)	-	-	-	(156,706,576)	-	(156,706,576)	(27,168)	(156,733,744)

Total Comprehensive (loss) profit	-	-	-	(151,557,584)	(5,148,992)	-	-	-	(156,706,576)	118,767,185	(37,939,391)	1,786,456	(36,152,935)

Share issuance	178,667	(61,389)	-	-	-	-	-	-	-	-	117,278	-	117,278
Dividends	-	-	-	-	-	-	-	-	-	(98,266,939)	(98,266,939)	-	(98,266,939)
Stock option (see Note 20)	-	-	-	-	-	-	2,441,771	-	2,441,771	-	2,441,771	-	2,441,771
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	-	11	11	-	11	-	11

Total transactions with owners	178,667	(61,389)	-	-	-	-	2,441,771	11	2,441,782	(98,266,939)	(95,707,879)	-	(95,707,879)

Total Changes in equity	178,667	(61,389)	-	(151,557,584)	(5,148,992)	-	2,441,771	11	(154,264,794)	20,500,246	(133,647,270)	1,786,456	(131,860,814)

Ending balance, as of September 30, 2017	2,420,743,402	461,240,708	14,252,148	(1,401,939,247)	(27,227,864)	(1,120,048)	29,391,733	(53,638,622)	(1,440,281,900)	2,509,910,659	3,951,612,869	578,052	3,952,190,921

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the nine months ended September 30, 2016 (unaudited)

Statement of changes in net equity ThCh$	Paid-in capital	Share premium	Revaluation surplus reserves	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non-controlling interest	Total equity
Opening balance as of January 1, 2016	2,321,380,936	526,633,344	-	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

Changes in equity
Net profit	-	-	-	-	-	-	-	-	-	228,991,958	228,991,958	1,353,142	230,345,100
Other comprehensive (loss) profit	-	-	-	(39,405,213)	(11,333,622)	-	-	-	(50,738,835)	-	(50,738,835)	(264,022)	(51,002,857)

Total Comprehensive (loss) profit	-	-	-	(39,405,213)	(11,333,622)	-	-	-	(50,738,835)	228,991,958	178,253,123	1,089,120	179,342,243

Share issuance	48,991,490	(35,155,012)	-	-	-	-	-	-	-	-	13,836,478	-	13,836,478
Dividends	-	-	-	-	-	-	-	-	-	(214,608,314)	(214,608,314)	-	(214,608,314)
Stock option (see Note 20)	-	-	-	-	-	-	6,365,987	-	6,365,987	-	6,365,987	-	6,365,987
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	-	(1,161,699)	(1,161,699)	-	(1,161,699)	(52,597)	(1,214,296)

Total transactions with owners	48,991,490	(35,155,012)	-	-	-	-	6,365,987	(1,161,699)	5,204,288	(214,608,314)	(195,567,548)	(52,597)	(195,620,145)

Total Changes in equity	48,991,490	(35,155,012)	-	(39,405,213)	(11,333,622)	-	6,365,987	(1,161,699)	(45,534,547)	14,383,644	(17,314,425)	1,036,523	(16,277,902)

Ending balance, as of September 30, 2016	2,370,372,426	491,478,332	-	(1,226,515,034)	3,525,962	(229,427)	25,642,586	(53,638,633)	(1,251,214,546)	2,343,795,122	3,954,431,334	102,582	3,954,533,916

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statements of cash flows (unaudited)

	For the nine months ended September 30,
	2017	2016
Cash flows from (used in) operating activities	ThCh$	ThCh$

Types of revenues from operating activities
Revenue from sale of goods and provision of services	9,147,537,032	8,922,495,686
Other operating activities revenue	12,993,535	11,953,970

Types of payments
Payments to suppliers for supply of goods and services	(7,490,121,993)	(7,557,444,894)
Payments to and on behalf of personnel	(1,112,414,502)	(944,471,793)
Other operating payments	(398,591,327)	(401,061,440)
Interest paid	(78,336)	(87,819)
Interest received	2,455,414	2,203,191
Taxes paid	(151,871,995)	(68,581,421)
Other cash inflows (outflows)	(1,628,734)	(563,088)

Cash flows from (used in) operating activities (continuing operations)	8,279,094	(35,557,608)

Net cash flow (used in) from operating activities	8,279,094	(35,557,608)

Cash flows (used in) from investing activities
Disposal of subsidiaries and associates	-	119,585,637
Acquisition of non-controlling interest and capital contributions to associate	-	(1,434,532)
Proceeds from sales of property, plant and equipment	22,103,731	2,988,417
Purchases of property, plant & equipment	(132,699,996)	(137,643,267)
Purchases of intangible assets	(30,040,460)	(34,022,610)
Dividends received	7,440,975	5,174,138
Interest received	2,230,073	1,043,743
Proceeds from sale of other financial assets—mutual funds	7,186,820,415	2,792,710,806
Purchases of other financial assets—mutual funds	(7,032,474,426)	(2,622,742,705)
Cash flows from (used in) investing activities (continuing operations)	23,380,313	125,659,627

Net cash flow from (used in) investment activities	23,380,313	125,659,627

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	117,278	13,836,478

Proceeds from borrowing at long–term	603,157,110	-
Proceeds from borrowing at short–term	185,320,452	313,634,598
Total loan proceeds from borrowing	788,477,562	313,634,598

Repayments of borrowing	(650,259,115)	(91,783,812)
Dividends paid	(85,876,558)	(170,547,577)
Interest paid	(199,245,866)	(212,197,023)
Other cash outflows	(5,017,383)	(1,277,499)

Cash flows used in financing activities (continuing operations) ..	(151,804,082)	(148,334,835)

Net cash flow used in financing activities	(151,804,082)	(148,334,835)

Net increase (decrease) in cash and cash equivalents before the effects of exchange rates variations	(120,144,675)	(58,232,816)

Effects of variations in the exchange rate on cash and cash equivalents	(9,421,316)	(13,500,933)
Net decrease in cash and cash equivalents	(129,565,991)	(71,733,749)
Cash and cash equivalents at the beginning of the period	275,219,003	268,275,126
Cash and cash equivalents at the end of the period	145,653,012	196,541,377

Incuded in cash and cash equivalents per the statement of financial situation	145,653,012	196,541,377
Incuded in the assets of the disposal group	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valpara’so), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 7,607,136,401 as of September 30, 2017.

During the year ended September 30, 2017, the Company employed an average of 135,288 employees, ending with a total number of 134,688 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,862,608,197 shares of a single series whose main shareholders are the following:

Major shareholders as of September 30, 2017	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.043%
Inversiones Latadia Limitada	550,823,211	19.242%
Inversiones Tano Limitada	287,328,548	10.037%
Banco de Chile on behalf of third parties	167,452,837	5.850%
Banco Itau on behalf of investors	130,904,709	4.573%
Horst Paulmann Kemna	70,336,573	2.457%
Provida C Pension Fund	68,243,679	2.384%
Banco Santander - JP Morgan	60,242,062	2.104%
Habitat C Pension Fund	52,451,621	1.832%
Capital C Pension Fund	50,188,364	1.753%
Cuprum C Pension Fund	45,734,031	1.598%
Habitat B Pension Fund	43,774,840	1.529%
Other shareholders	761,372,920	26.597%

Total	2,862,608,197	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of September 30, 2017	Interest
%
Inversiones Quinchamali Limitada	20.043%
Inversiones Latadia Limitada	19.242%
Inversiones Tano Limitada	10.037%
Horst Paulmann Kemna	2.457%
Manfred Paulmann Koepfer	0.486%
Peter Paulmann Koepfer	0.530%
Heike Paulmann Koepfer	0.524%
Inversiones Alpa Limitada	0.002%

Total	53.321%

These condensed consolidated interim financial statements of Cencosud group as of September 30, 2017, were approved by the Board of Directors in a session held on November 20, 2017.

Summary of the main accounting policies

2.1
Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements for the nine months ended September 30, 2017 have been prepared in accordance with IAS 34, “Interim financial reporting” and do not include all the information required for a complete set of IFRS annual financial statements. Accordingly, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS.

The presentation of the financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 4 to these financial statements shows the areas in which a greater level of judgment has been applied, or where there is a higher level of complexity and therefore hypothesis and estimates are material to the financial statements.

Figures in the accompanying financial statements are expressed in thousands of Chilean pesos, as the Chilean peso is the functional and presentation currency of the Company. All values have been rounded to the nearest thousands of pesos, except where mentioned.

For the purpose of presenting comparative information, certain figures presented on the consolidated financial statements of the Group as of December 31, 2016 have been reallocated based on the presentation shown on the consolidated financial statement as of September 30, 2017.

2.2
New and amended standards adopted by the group

(a) The following standards and interpretations are compulsory for the first adoption for annual periods beginning on or after January 1, 2017.

Amendments and improvements

Amendment to IAS 7 — Statement of Cash Flows. Issued on February 2016. The amendments are intended to clarify IAS 7 to improve disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Amendment to IAS 12 — Income Taxes. Issued on February 2016. The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. Therefore the amendments consist of some clarifying paragraphs and an illustrating example.

Amendment to IFRS 12 — Disclosure of Interests in Other Entities. The amendment clarifies the scope of the standard by specifying that some of the disclosure requirements in the standard apply to an entity’s interests listed in paragraph 5 that are classified as held for sale. These modifications must be applied restrospectively to the financial years beginning on or after January 1, 2017.

Management has assessed the adoption of these standards, amendments and interpretations, and it has concluded that there are no material impacts on Financial Statements of the Group.

(b) New standards, amendments and interpretations not yet adopted.

Standards and interpretations	Description	Application for annual periods beginning on or after:
IFRS 9 “Financial Instruments”
The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.
01-01-2018
IFRS 15 “Revenue from Contracts with Customers”

This standard defines a new model to recognize revenue from contracts with customers. The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.
01-01-2018
IFRS 16 “Leases”

Specifies how an IFRS reporter will recognise, measure, present and disclose leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The standard also provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.
01-01-2019
IFRIC 22 — Foreign Currency Transactions and Advance Consideration	IFRIC 22 clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency.	01-01-2018

Amandments and improvements	Description	Application for annual periods beginning on or after:
Amendment to IFRS 2 — Share-based Payment
The amendments to IFRS 2 clarify the classification and measurement of share-based payment transactions. The amendments address several requests that the IASB and the IFRS Interpretations Committee received and that the IASB decided to deal with in one combined narrow-scope project.
01-01-2018
Amendment to IFRS 15 — Revenue from Contracts with Customers

The amendments in Clarifications to IFRS 15 'Revenue from Contracts with Customers' address three of the five topics identified (identifying performance obligations, principal versus agent considerations, and licensing) and provide some transition relief for modified contracts and completed contracts. The IASB concluded that it was not necessary to amend IFRS 15 with respect to collectability or measuring non-cash consideration. In all its decisions, the IASB considered the need to balance helping entities with implementing IFRS 15 and not disrupting the implementation process.
01-01-2018
Amendment to IAS 40 — Investment Property

The amendment provides guidance on transfers to, or from, investment properties. More specifically, the question was whether a property under construction or development that was previously classified as inventory could be transferred to investment property when there was an evident change in use.
01-01-2018
Amendment to IFRS 9 — Financial Instruments

The amendment provides guidance about certain prepayment options that would preclude instruments that otherwise only feature contractual cash flows that are solely payments of principal and interest (SPPI) from being measured at amortised cost or fair value through other comprehensive income. The Interpretations Committee was convinced that using amortised cost measurement could provide useful information in this case and asked the Board to consider adding a narrow-scope exception to IFRS 9.
01-01-2019
Amendment to IAS 28 — Investments in Associates and Joint Ventures (2011)

The amendment clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organisation, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition
01-01-2018
Amendment to IFRS 10 — Consolidated Financial Statements

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.
The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).
Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s investors in the associate or joint venture. The amendments apply prospectively.
** In December the IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.
N/A**

These standards, amendments and interpretations are not expected to have a material impact on the Group, except for the following:

IFRS 9 - Financial Instruments

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

While the Group has not yet undertaken a detailed assessment of the classification and measurement of financial assets, debt instruments currently classified as available-for-sale (AFS) financial assets would appear to satisfy the conditions for classification as at fair value through other comprehensive income (FVOCI) and hence there will be no change to the recognition of such assets.

The other financial assets held by the group mainly include:

●
Mutual Fund Shares
●
Derivatives (hedging and economical)
●
Highly liquid financial instruments, and
●
Financial investments long term

The Group does not expect the new guidance to have a significant impact on the classification and measurement of these financial assets.

There will be no impact on the group's recognition for financial liabilities, as the new requirements only affect the recognition for financial liabilities that are designated at fair value through profit or loss and the group does not have liabilities with such classification. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the recognition for hedging instruments more closely with the group's risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Group is yet to undertake a detailed assessment, it would appear that the Group's current hedge relationships would qualify as accounting hedges upon the adoption of IFRS 9. Accordingly, the Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classifies at amortized cost, debt instruments measured at FVOCI, contracts under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. While the group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extend of the Group's disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 9 must be applied mandatorily for financial years commencing on or after January 1, 2018.

The Group does not intend to adopt IFRS 9 before its mandatory date. At this stage, the Group does not intend to adopt the standard before its effective date.

IFRS 15 - Revenue from Contracts with Customers

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer.

The standard permits a full retrospective or modified retrospective approach for adoption.

Management is currently assessing the effects of applying the new standard on the Group’s financial statements and has identified the following areas that are likely to be affected:

●
Accounting for the customers loyalty program – IFRS 15 requires that the total consideration received must be allocated to the points and goods based on relative stand-alone selling prices rather than based on the residual value method; this could result in different amounts being allocated to the goods sold and deffera in the recognition of a portion of the revenue, and
●
GIFT CARD - IFRS 15 allows that when it is adequately established the rate of wastage from clients, over their totalcontractual rights (breakage), the variable consideration treatment is given and a portion of such rightsis recognized as revenue; This could lead to a recognition of revenue in advance.

IFRS 15 must be applied mandatorily for financial years commencing on January 1, 2018. The expected date of adoption by the Group: January 1, 2018. At this stage, the Group is not able to estimate the impact of this new standard on the Group´s financial statements, the Group will make a more detailed assessment of the impact over the next twelve months.

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the recognition of the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating leases commitments of MM $ 1,725,243. The Group is expecting to determine the extend of these commitments and the approximate amounts for the recognition of the asset, liability and retained earnings adjustment at the transition date during the first semester of 2018, based on the restrospective accumulative approach allowed by the standard.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under the new IFRS 16 definitions.

IFRS 16 is mandatory for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

2.3
Accounting policies

The accounting policies adopted are consistent with those applied during the previous financial year and corresponding interim reporting period.

Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

2.4
Changes in accounting policies

The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: i) is required by a new IFRS ; or ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance, or cash flows.

No changes in accounting policies have been adopted by the Company during for the nine months ended September 30, 2017 and 2016.

2.5
Income tax.

On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes in Chile. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017 and 2018 and following fiscal years, respectively, such newly enacted rates are applicable based on the Company’s adoption of the partially integrated system.

The above implies that the income tax rate in Chile is 25.5% for the 2017 fiscal year. Therefore, for the close of the financial statements as of September 30, 2017, a tax rate of 25.5% has been considered in the determination of the income tax provision in Chile.

2.6
Assets and liabilities held for sale and discontinued operations

Non current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and the sale is considered highly probable. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except forinvestment properties, financials instruments and others that are carried at fair value. An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less cost to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset ( or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non current asset (or disposal group) is recognized at the date of recognition. Non-current assets (including those that are part of disposal group) are notdepreciated or amortized while they are classified as held for sale.

Non current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, net of tax, are presented separately in the statement of profit and loss. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

Assets held for sale, and associated liabilities, are detailed on note 21 to these condensed interim financial statements.

2.7
Seasonability

The Company experiences distinct seasonal sales patterns at supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, the Company promotes the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, the Company usually experiences a decrease in sales during the summer vacation months of January and February.

The Company does not experience significant seasonality in the home improvement sector.

Department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter.

Shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for shopping centers.

Risk management policies

The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2016.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of September 30, 2017.

3.1.
Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of September 30, 2017 and December 31, 2016 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level III: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

●
Quoted market prices or dealer quotes for similar instruments;

●
The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

●
The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

●
Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Group valuation process

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

As of September 30, 2017 and December 31, 2016, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

The tables below show the total value of each type of the financial instruments valued under each category, and its respective percentage, as of September 30, 2017 and December 31, 2016:

Table Valuation methodologies.

September 2017

			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual funds	63,297,897	100%	-	-	-
	Derivatives	CCS Forwards	126,113,252	100%	-	-	-
		Other financial investments	257,416	100%	-	-	-
Loans and trade receivables, net	Cash and cash equivalents	Cash balances	48,094,037	-	-	-	100%
		Bank balances	80,311,267	-	-	-	100%
		Short-term deposits	17,247,708	-	-	-	100%
	Receivables	Receivables from Bretas former owners	5,515,814
		Trade receivables, net	838,248,738	-	-	-	100%
	Receivables from related entities	Related entities, current	18,433,984	-	-	-	100%
Financial liabilities and payables	Bank loans	Current	307,005,601	-	-	-	100%
		Non-Current	180,020,061	-	0.1%	-	99.9%
	Bonds payable	Current	182,344,763	-	-	-	100%
		Non-Current	2,565,575,640	-	0.3%	-	99.7%
	Other loans (lease)	Current	2,669,343	-	-	-	100.0%
		Non-Current	18,712,674	-	-	-	100%
	Deposits and saving accounts	Current	53,123,183	-	-	-	100%
		Non-Current	37,356,315	-	-	-	100%
	Debt purchase affiliates	Current	7,603,191	-	-	-	100%
	Other financial liabilities	Current	2,587,509	-	-	-	100%
	Trade payables	Current	1,508,184,196	-	-	-	100%
		Non-Current	191,282	-	-	-	100%
	Withholding taxes	Current	160,556,914	-	-	-	100%
		Non-Current	12,765	-	-	-	100%
	Payables to related entities	Current	19,480,081	-	-	-	100%
	Other financial liabilities	Forward	3,844,022	-	100%	-	-
Hedges	Hedging derivatives	Cash flow hedging liability	26,186,141	-	100%	-	-
		Fair value hedging liability	3,382,315	-	100%	-	-
		Cash flow hedging asset	89,097,454	-	100%	-	-
		Fair value hedging asset	7,783,764	-	100%	-	-

December 2016

			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	189,960,780	100%	-	-	-
	Derivatives	Forward	1,398,557	-	100%	-	-
	Other financial Instrument	Highly liquid financial instruments	28,629,285	100%	-	-	-
		Financial investments – long term	240,874	100%	-	-	-
Loans and trade receivables, net	Cash and cash equivalents	Cash balances	52,646,980	-	-	-	100%
		Bank balances	135,282,148	-	-	-	100%
		Short-term deposits	87,289,875	-	-	-	100%
		Trade receivables, net	879,033,383	-	-	-	100%
	Receivables from related parties	Related parties, current	28,988,176	-	-	-	100%
Financial liabilities and payables	Bank loans	Current	215,393,417	-	-	-	100%
		Non-Current	206,299,337		0.1%	-	99.9%
	Bonds payable	Current	127,530,284	-	-	-	100.0%
		Non-Current	2,618,875,407		0.3%	-	99.7%
	Other loans (lease)	Current	2,713,893	-	-	-	100%
		Non-Current	19,256,643	-	-	-	100%
	Deposits and saving accounts	Current	56,128,948	-	-	-	100%
		Non-Current	45,030,033	-	-	-	100%
	Debt purchase affiliates	Non-Current	1,722,769	-	-	-	100%
	Other financial liabilities	Current	2,091,081	-	-	-	100%
	Trade payables	Current	1,726,983,368	-	-	-	100%
		Non-Current	191,397	-	-	-	100%
	Withholding taxes	Current	199,863,684	-	-	-	100%
		Non-Current	4,612,328	-	-	-	100%
	Payables to related parties	Current	18,722,919	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liabilities	13,514,328	-	100%	-	-
		Fair value hedging liabilities	3,078,542	-	100%	-	-
		Cash flow hedging assets	264,820,710	-	100%	-	-
		Fair value hedging assets	22,299,090	-	100%	-	-

Instruments classified as Level II correspond mainly to interest rate swaps and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant markets.

For instruments whose maturity is less than one year, it has been determined that the fair value does not differ significantly from the revealed book value.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of September 30, 2017 and December 31, 2016, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2.
Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.3.
Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.

Compared to year ended, there was no material change in the contractual undiscounted cash out flows for financial liabilities that affect the Company´s liquidity risk.

3.4             Fair value of financial assets and liabilities measured at amortized cost.

In order to estimate the fair value of debt instruments accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

The fair value of borrowings (bank loans and bons payables) which are classified within Level II of the fair value hierarchy, are as follows:

	As of
Borrowings	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Current	487,607,680	338,455,386
Non-Current	2,827,817,187	2,893,489,541
Total	3,315,424,867	3,231,944,927

The fair value of the following financial assets and liabilities approximate their carrying amount:

●
Trade and other receivables
●
Other current financial assets
●
Cash and cash equivalents (excluding bank overdrafts)
●
Trade and other payables
●
The following assets and liabilities within the held-for-sale disposal group:
–
Cash and cash equivalents
–
Other current assets
–
Trade and other payables
–
Borrowings
–
Other current liabilities

Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2016, with the exception of changes in estimates that are required in determining the provision for income taxes and changes derived from adoption of new pronouncements as mentioned in Note 2.5.

4.1
Investment property

a) Fair value measurement for lands

The fair value for land was determined by the Company’s finance department, consulting with external and independent property examiners who have the appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

This measurement corresponds to level II of the fair value hierarchy.

b) Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements, including Level 3 fair values of investment properties. The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC).Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

The fair value measurement for this type of investment has been categorized as a level III fair value based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

For all of the Company’s investment properties, the current use is considered to be the highest and best use.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country.

The rates used as of September 30, 2017 and December 31, 2016 are as follows:

	WACC rate as of
Country	9/30/2017	12/31/2016

Chile	5.99%	6.19%
Argentina	12.01%	12.27%
Peru	6.53%	6.75%
Colombia	6.96%	7.03%

The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

1.
Determination of the Discount Rate

The discount rate is reviewed quarterly for each country and consists of the following factors:

a)
BETA: Because the American market presents a greater number of comparable companies within this industry, using betas of companies in that country.
b)
Risk-free rate: It draws on the U.S. Treasury rate at 30 years (30yr T-Bond)
c)
Risk premium: Estimated on long-term returns of the stock market and the country risk of each transaction, estimated by the Credit Default Swap to 10 years (10yr CDS). In the case of Argentina’s country risk used is the average of the last three years.
d)
Leverage Ratio: Estimated as of BETA referring them on 66.4% equity and 33.6% debt.
e)
Tax rate: We use the tax rate in effect in each country
f)
Spread: The international bond spread of Cencosud is used to estimate the return on debt which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Unidad de Fomento) in Chile, or adjusted for inflation in Peru and Argentina

2.
Revenue growth:

The evolution of income depends on the property, but remains between 0.5% and 1.0% annual real growth, except those newly opened malls whose maturation does expect superior performance improved in the first years of operation. The revenue projection is reviewed quarterly so that it is aligned to the budget approved by the board in the short term and that their expectations of long-term trends are in line with the life cycle in which the asset is (Shopping).

3.
Growth in costs and expenses:

As income, change in expenditure depends on the property but always reflects the standard structure resulting from the operation of such properties and operating agreements signed with tenants. These are also reviewed quarterly to be aligned with the budget and expected evolution for each Shopping.

4.
Investment Plan:

For each shopping center, the Company reviews whether the investment plans is in line with the characteristics of each property and the life cycle in which they are placed.

Based on the points described above, the estimated available flow projection thirty-year term, after which is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

5.
Valuation technique and Inter-relationship between key unobservable inputs.

Valuation technique (Discounted cash flows): The valuation model considers the present value of the net cash flows to be generated from the property taking into account expected revenue growth, occupancy rates, other cost and expenses not paid by tenants. The expected net cash flows are discounted using risk-adjusted discount rates (see above on “determination of discount rate”). Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit and lease terms.

Class	Country (*)	Unobservable input	Range

Malls	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	50% - 90%%
		Thereafter	80% - 98%

(*) The group concentrates 89% of the total of the investment properties in Chile and Argentina.

The estimated fair value of the investment properties would increase (decrease) if:
●
Risk-adjusted discount rate were lower (higher)
●
Expected revenue growth were higher (lower)
●
The occupancy rate were higher (lower)

Other financial assets, current and non-current

The composition of this item as of September 30, 2017 and December 31, 2016 includes the following:

	As of
Other financial assets, current	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Mutual Funds units (*)	63,297,897	189,960,780
Hedging derivatives	-	1,398,557
Highly liquid financial instruments	-	28,629,285
Total other financial assets, current	63,297,897	219,988,622

	As of
Other financial assets, non-current	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Hedging derivatives	222,994,470	287,119,800
Financial investments Long term	257,416	240,874
Total other financial assets, non-current	228,767,700	287,360,674

(*)
Mutual Funds units are mainly fixed income investments.

Trade receivables and other receivables

Trade receivables and other receivables as of September 30, 2017 and December 31, 2016 are as follows:

	As of
Trade receivables and other receivables net, current	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Trade receivables net, current	135,530,680	187,736,950
Credit card receivables net, current	433,596,670	409,219,883
Other receivables, net, current	250,221,268	270,182,844
Total	819,348,618	867,139,677

	As of
Trade receivables and other receivables, net, non-current	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Trade receivables net, non-current	-	373,386
Credit card receivables net, non-current	15,259,178	8,412,427
Other receivables, net, non-current	3,640,942	3,107,893
Total	18,900,120	11,893,706

	As of
Trade receivables and other receivables, gross, current	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Trade receivables gross, current	142,292,416	201,676,904
Credit card receivables gross, current	455,407,387	428,296,390
Other receivables gross, current	266,966,128	280,824,236
Letters of credit loans	-	158,572
Total	864,665,931	910,956,102

	As of
Trade receivables and other receivables, gross, non-current	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Trade receivables gross, non-current	-	373,386
Credit card receivables gross, non-current	15,259,178	8,412,427
Other receivables gross, non-current	3,640,942	3,107,893
Total	18,900,120	11,893,706

	As of
Trade receivables and other receivables close to maturity	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Less than three months	592,158,748	645,374,201
Between three and six months	94,179,750	88,253,127
Between six and twelve months	81,319,578	73,541,986
In more than twelve months	18,900,120	11,893,706
Total	786,558,196	819,063,020

The maturity of past due trade receivables as of September 30, 2017 and December 31, 2016 is as follows:

	As of
Trade receivables past due but not impaired	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Past due less than three months	69,992,556	77,517,208
Past due between three and six months	12,335,177	10,223,002
Past due between six and twelve months	4,163,342	3,325,672
Past due in more than twelve months	10,516,780	12,720,906
Total	97,007,855	103,786,788

The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Initial balance	43,816,425	44,636,783
Increase in provision	27,345,744	57,105,655
Utilized provision	(18,435,336)	(26,885,538)
Decrease in provision	(7,409,520)	(31,040,475)
Total	45,317,313	43,816,425

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account; Cencosud Group does not request collateral as a guarantee.

Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations. It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period.

7.1
Trade receivables from related entities

The composition of the item as of September 30, 2017 and December 31, 2016 is as follows:

		Receivables from related entities				Balance as of
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non Current
						9/30/2017	12/31/2016	9/30/2017	12/31/2016
						ThCh$	ThCh$
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade receivable	Current	Associate	Chilean Pesos	12,628,747	20,226,071	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Dividends receivable	Current	Associate	Chilean Pesos	2,333,784	4,135,701	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade receivable	Current	Associate	Chilean Pesos	295,325	443,446	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Dividends receivable	Current	Associate	Chilean Pesos	553,371	370,903	-	-
76.388.146-6	Operadora de Procesos S.A.	Dividends receivable	Current	Associate	Chilean Pesos	338,270	487,097	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade receivable	Current	Associate	Chilean Pesos	1,582,954	2,624,104	-	-
76.388.155-5	Servicios Integrales S.A.	Dividends receivable	Current	Associate	Chilean Pesos	686,868	682,020	-	-
76.388.155-5	Servicios Integrales S.A.	Trade receivable	Current	Associate	Chilean Pesos	14,665	18,834	-	-

Total						18,433,984	28,988,176	-	-

7.2
Trade payables to related entities

The composition of the item as of September 30, 2017 and December 31, 2016 is as follows:

		Payables to related entities				Balance as of
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non Current
						9/30/2017	12/31/2016	9/30/2017	12/31/2016
						ThCh$	ThCh$	ThCh$
-	Loyalti Del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	980,362	675,399	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade payable	Current	Associate	Chilean Pesos	17,082,386	16,765,170	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade payable	Current	Associate	Chilean Pesos	21,293	243,112	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade payable	Current	Associate	Chilean Pesos	1,357,107	989,095	-	-
76.388.155-5	Servicios Integrales S.A.	Trade payable	Current	Associate	Chilean Pesos	38,933	50,143	-	-

Total						19,480,081	18,722,919	-	-

7.3
Transactions with related parties and impact on profit and loss

The operations and its impact on profit and loss are presented for the nine months ended September 30, 2017 and 2016, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	9/30/2017	Impact to profit and loss (charge/credit)	9/30/2016	Impact to profit and loss (charge/credit)
						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-k	Horst Paulmann Kemna.	Chairman	Dividends paid	Chilean pesos	Chile	2,110,097	-	4,220,194	-
4.580.001-6	Helga Koepfer Schoebitz.	Shareholder	Dividends paid	Chilean pesos	Chile	93,014	-	186,029	-
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	8,619,856	-	27,472,788	-
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	17,212,644	-	34,425,288	-
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	16,524,696	-	33,049,393	-
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	375,572	-	751,144	-
8.953.509-3	Peter Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	373,397	-	746,793	-
8953510-7	Heike Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	368,708	-	737,417	-
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	-	-	1,407,010	(1,407,010)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	-	-	955,675	(955,675)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	-	-	15,791	15,791
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	317,642	(317,642)	369,462	(369,462)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	2,549,260	(2,549,260)	2,250,485	(2,250,485)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	33,816	33,816	5,536	5,536
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	433,251	433,251	382,313	382,313
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	221,275	221,275	229,232	229,232
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	242,120	(242,120)	179,971	(179,971)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	183,659	183,659	205,179	205,179
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	21,450	19,645	9,740	9,740
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	69,645	69,645	78,582	78,582
79.595.200-4	Adelco Santiago Ltda	Company, director relationship	Goods purchases	Chilean pesos	Chile	20,420	20,420	24,044	(24,044)
88.983.600-8	Teleductos S.A.	Common director	Leas collected	Chilean pesos	Chile	26,762	26,762	38,305	38,305
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	608,119	(608,119)	722,586	(722,586)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	401,225	(401,225)	535,837	(535,837)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	13,028	(13,028)	33,289	(33,289)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	9,916	(9,916)	2,882	(2,882)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	5,622	5,622	3,929	3,929
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	854,752	(854,752)	693,397	(693,397)
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Leas collected	Chilean pesos	Chile	24,279	24,279	-	-
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Leases paid	Chilean pesos	Chile	30,491	30,491	79,819	79,819
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Common expenses collected	Chilean pesos	Chile	6,121	6,121	15,964	15,964
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	28,692	28,692	43,724	43,724
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services received	Chilean pesos	Chile	2,102,058	(2,102,058)	1,454,404	(1,454,404)
96.628.870-1	Entel Telefon’a Local S.A.	Common director	Services provided	Chilean pesos	Chile	10,086	(10,086)	13,428	(13,428)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	96,760	(96,760)	462,833	(462,833)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	2,135,577	(2,135,577)	1,183,540	(1,183,540)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Lease collected	Chilean pesos	Chile	698,803	698,803	598,307	598,307
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	113,516	113,516	136,106	136,106
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Services provided	Chilean pesos	Chile	1,289	(1,289)	1,054	(1,054)
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Sale of goods	Chilean pesos	Chile	-	-	4,016	4,016

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	9/30/2017	Impact to profit and loss (charge/credit)	9/30/2016	Impact to profit and loss (charge/credit)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	823,008	(823,008)	330,746	(330,746)
79.675.370-5	Assets- Chile S.A	Common director	Sale of goods	Chilean pesos	Chile	-	-	3,458	3,458
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	19,934	(19,934)	20,262	(20,262)
O-E	JetAviation Flight Services Inc.	Company, director relationship	Services provided	US Dollar	Chile	442,801	(442,801)	888,167	(888,167)
92434000	Besalco S.A	Common director	Services provided	Chilean pesos	Chile	73	(73)	3	(3)
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	-	-	5,682	5,682
88.417.000-1	Sky Airline S.A.	Company, director relationship	Services provided	Chilean pesos	Chile	-	-	3,530	3,530
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Cencosud Card sales	Chilean pesos	Chile	586,291,635	14,261,865	510,524,151	14,309,583
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Statements collection	Chilean pesos	Chile	844,857,904	-	760,688,066	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Leases collected	Chilean pesos	Chile	13,978	13,978	64,193	64,193
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Sale of goods	Chilean pesos	Chile	-	-	26,714	26,714
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	885	-	25,742	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	22,178	-	98,744	98,744
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Leases collected	Chilean pesos	Chile	-	-	209,511	209,511
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Merchandise buying	Chilean pesos	Chile	-	-	254,573	254,573
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Services provided	Chilean pesos	Chile	64,946	64,946	120,495	120,495
76.388.155-5	Servicios Integrales S.A.	Associate	Merchandise buying	Chilean pesos	Chile	-	-	9,007	9,007
76.388.155-5	Servicios Integrales S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	4,210	-	28,970	28,970
76.388.155-5	Servicios Integrales S.A.	Associate	Services provided	Chilean pesos	Chile	64,946	64,946	120,495	120,495
76.388.146-6	Operadora de Procesos S.A.	Associate	Commissions payment	Chilean pesos	Chile	1,982,599	1,982,599	393,833	393,833

7.4
Board of Directors and key management of the Company

The Board of Directors as of September 30, 2017 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer
Mario Valcarce Durán	Director	Commercial Engineer

Company`s Key Management is composed by Corporate Managers and Division Managers, who have the authority and responsibility to plan, direct and control the company's activities, either directly or indirectly.

7.5
Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 28, 2017, set the following amounts for the 2017 period:

●
Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,

●
Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend,

The details of the amount paid to Directors for the nine months ended September 30, 2017 and 2016 are as follows:

Name	Role	September 30, 2017	September 30, 2016
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	157,673	154,227
Heike Paulmann Koepfer	Director	78,836	77,114
Peter Paulmann Koepfer	Director	78,836	77,114
Cristián Eyzaguirre Johnston	Director	78,836	77,114
Roberto Oscar Philipps	Director	105,115	102,818
David Gallagher Patrickson	Director	105,115	102,818
Julio Moura	Director	78,836	77,114
Richard Bûchi Buc	Director	105,115	102,818
Mario Valcarce Durán	Director	105,115	48,827
Total		893,477	819,964

7.6
Compensation paid to senior management

Key management compensation	September 30, 2017	September 30, 2016
	ThCh$	ThCh$
Salary and other short term employee benefits	4,586,567	4,229,364
Share based payments	992,432	1,148,003

Total	5,578,999	5,377,367

The Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

Inventory

The composition of this item as of September 30, 2017 and December 31, 2016 is as follows:

	As of
Inventory category	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Raw materials	3,833,120	4,740,484
Goods	1,329,381,833	1,293,309,256
Provisions	(137,359,417)	(148,763,726)
Total	1,195,855,536	1,149,286,014

The composition of inventories by business line as of September 30, 2017 and December 31, 2016 is as follows:

	As of September 30, 2017
Inventory category	Department stores	Super markets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	665,879	3,167,241	-	3,833,120
Goods	213,437,398	732,545,972	246,039,046	1,192,022,416
Total	214,103,277	735,713,213	246,039,046	1,195,855,536

	As of December 31, 2016
Inventory category	Department stores	Super markets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,164,458	3,576,026	-	4,740,484
Goods	192,143,210	697,409,780	254,992,540	1,144,545,530
Total	193,307,668	700,985,806	254,992,540	1,149,286,014

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower between their purchase price or production cost, net of allowance for obsolescence, and their net realizable value.

The carrying amount of inventories carried at September 30, 2017 and December 31, 2016 to its net realizable value less selling costs, provides for:

Current Inventories:

	Inventories at net realizableas of
Net realizable value movements	9/30/2017	12/31/2016
	ThCh$	ThCh$
Beginning Balance	49,219,377	66,062,640
Increase of Inventory to NRV (Net Realizable Value)	9,142,531	8,671,880
Decrease of Inventory to NRV (Net Realizable Value)	(4,563,747)	(25,515,143)
Total	53,798,161	49,219,377

Other information relevant to inventory:

	For the nine months ended September 30,
Additional information inventory	2017	2016
	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	5,034,978,310	4,966,618,461

Provision movements:

	Balance as of
Provisions	9/30/2017	12/31/2016
	ThCh$	ThCh$
Beginning Balance	148,763,726	133,510,682
Amount of inventory reductions	-	16,568,409
Amount of reversals of inventory reductions	(11,404,309)	(1,315,365)
Total	137,359,417	148,763,726

The circumstances or events that led to the reversal of any write-down of inventories as of September 30, 2017 and December 31, 2016 relate mainly to settlements and auctions recovering amounts higher than the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the periods reported.

9.
Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of September 30, 2017 and December 31, 2016 is as follows:

	As of
Intangibles assets other than goodwill net	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Finite life intangible assets, net	141,191,129	140,640,088
Indefinite life intangible assets, net	264,751,075	267,528,026

Intangible assets, net	405,942,204	408,168,114

Patents, Trade Marks and Other Rights, Net	264,751,075	267,528,026
Software (IT)	112,003,321	109,301,075
Other Identifiable Intangible Assets, net (*)	29,187,808	31,339,013

Identifiable Intangible Assets, Net	405,942,204	408,168,114

	As of
Intangibles assets other than goodwill gross	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Finite life intangible assets, Gross	316,763,537	291,475,386
Indefinite life intangible assets, Gross	264,751,075	267,528,026

Intangible Assets, Gross	581,514,612	559,003,412

Patents, Trade Marks and Other Rights, Gross	264,751,075	267,528,026
Software (IT)	264,153,821	239,383,522
Other Identifiable Intangible Assets, Gross (*)	52,609,716	52,091,864

Identifiable Intangible Assets, Gross	581,514,612	559,003,412

	As of
Accumulated amortization and value impairment	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Finite life intangible assets	(175,572,408)	(150,835,298)
Indefinite life intangible assets	-	-

Intangible Assets, Gross	(175,572,408)	(150,835,298)

Software (IT)	(152,150,500)	(130,082,447)
Other Identifiable Intangible Assets (*)	(23,421,908)	(20,752,851)

Accumulated amortization and value impairment	(175,572,408)	(150,835,298)

(*) Other identifiable intangible assets mainly correspond to customer’s data base.

The Group performs an annual recoverability analysis, according to the described criteria in note 2.11 “under Impairment loss of non-financial assets IAS 36 “impairment of assets.”.

The detail of the useful lives applied to intangible assets as of September 30, 2017 and December 31, 2016 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets for the nine months ended September 30, 2017 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2017	267,528,026	109,301,075	31,339,013	408,168,114
Additions	-	27,635,404	-	27,635,404
Retirements	-	(537,436)	-	(537,436)
Amortization	-	(22,068,053)	(2,669,057)	(24,737,110)
Decrease in foreign exchange	(2,776,951)	(2,327,669)	517,852	(4,586,768)

Balance at September 30, 2017	264,751,075	112,003,321	29,187,808	405,942,204

The movement of intangible assets as of and for the year ended December 31, 2016 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2016	267,839,511	103,417,708	30,492,198	401,749,417
Additions	-	37,671,772	-	37,671,772
Retirements	-	(1,517,096)	-	(1,517,096)
Amortization	-	(29,772,784)	(1,335,738)	(31,108,522)
Decrease in foreign exchange	(311,485)	(498,525)	2,182,553	1,372,543

Balance at December 31, 2016	267,528,026	109,301,075	31,339,013	408,168,114

The detail of the amounts of identifiable intangible assets that are individually significant as of September 30, 2017 and December 31, 2016 is as follows:

Individually significant identifiable Intangible assets	Book Value September 2017	Book Value December 2016	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	31,156,435	31,840,410	Indefinite	Peru	Supermarkets
Metro Brand	67,977,675	69,469,986	Indefinite	Peru	Supermarkets
Bretas Brand	16,907,811	17,255,743	Indefinite	Brazil	Supermarkets
Perini Brand	757,069	772,648	Indefinite	Brazil	Supermarkets
Prezunic Brand	11,524,560	11,761,714	Indefinite	Brazil	Supermarkets
Total	264,751,075	267,528,026

The charge to the profit and loss statement for amortization of intangibles for the nine months ended September 30, 2017 and 2016 are detailed below:

	For the nine months ended September 30,
Item line in statement of profit and loss which includes amortization of identifiable Intangible assets	2017	2016
	ThCh$	ThCh$
Administrative expenses	24,737,110	20,786,942

Total	24,737,110	20,786,942

As of September 30, 2017 and December 31, 2016, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of September 30, 2017 and December 31, 2016, there are no commitments to acquire intangible assets.

No significant intangible assets that have been fully amortized are in use as of As of September 30, 2017 and December 31, 2016.

Goodwill

The goodwill represents the excess of the acquisition cost, over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units).

10.1
Measuring recoverable value of the Goodwill,

Goodwill is assessed at least annually. Valuations at interim periods could be done, if there are any signs that the carrying value of our goodwill may not be recoverable. These signs may include a significant change in the economic environment affecting business, new laws, operating performance indicators, competition movements, or the transfer of an important part of a cash-generating unit (CGU).

To check whether goodwill has suffered an impairment loss of value, the company compares the carrying amount of the assets, against their recoverable value. We may recognize an impairment loss if the carrying amount of the asset excess its recoverable amount. The Group believes that value in use approach using the discounted cash flow method, is the most reliable way to determine the recoverable value of the CGU method.

Reversal of an impairment loss for goodwill is prohibited.

10.2
Goodwill by segment and country,

The following table details goodwill balances and movements by operating segment and country as of September 30, 2017 and December 31, 2016:

Goodwill per operating segment and country	As of December 31, 2016	Impairment	Increase (decrease) foreign exchange	As of September 30, 2017

	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	89,569	-	(11,482)	78,087
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	397,062,475	-	(8,006,070)	389,056,405
Supermarkets—Peru	264,355,612	-	(5,613,039)	258,742,573
Supermarkets— Colombia	439,366,277	-	-	439,366,277
Financial services – Colombia	52,305,509	-	-	52,305,509
Shopping Centers – Colombia	31,383,305	-	-	31,383,305
Home Improvement—Argentina	1,377,864	-	(176,633)	1,201,231
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463
Total	1,432,319,489	-	(13,807,224)	1,418,512,265

The following table details goodwill balances and movements by operating segment and country as of December 31, 2015 and December 31, 2016:

Goodwill per operating segment and country	As of December 31, 2015	Impairment	Increase (decrease) foreign exchange	As of December 31, 2016

	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	115,986	-	(26,417)	89,569
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	343,976,582	-	53,085,893	397,062,475
Supermarkets—Peru	275,687,596	-	(11,331,984)	264,355,612
Supermarkets— Colombia	439,366,277	-	-	439,366,277
Financial services – Colombia	52,305,509	-	-	52,305,509
Shopping Centers – Colombia	31,383,305	-	-	31,383,305
Home Improvement—Argentina	2,477,939	-	(1,100,075)	1,377,864
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463
Total	1,391,692,072	-	40,627,417	1,432,319,489

10.3 Key assumptions for the 2016 test

a)
Discount rate

The real discount rate applied to annual test conducted in September 2016, was estimated based on an average cost of capital rate historical data, with a leverage of 31% and considering as reference the major competitors in the industry. Different discount rates are used in each of the countries where the Company operates depending on the associated risk. See table below:

	2016

Segment and Country	Chile	Argentina	Peru	Colombia	Brazil
	%	%	%	%	%
Supermarkets	9.01	-	10.08	9.44	9.97
Home Improvement	8.41	-	-	-	-
Department stores	8.84	24.84	-	-	-

b)
Other assumptions

The Group has defined a financial model which considers the revenues, expenditures, cash flow balances, net tax payments and capital expenditures on a five years period (2017-2021), and perpetuity beyond this tranche. As an exception, the Supermarkets – Colombia segment has been forecasted in an eight years horizon, as a result of the recent inclusion of the Jumbo and Metro brands. These brands are on a pathway to maturity and they have extended room for increase their sales by square meter, getting close to regional and local averages.

The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of CGU and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate from 0% to 5% annual average for the first five year of the projections and the terminal growth rates are between 0.5% and 1%, beyond fifth year, taking into account the maturity of each segment. Higher growth rates may be assigned depending on the business performance in each country, and their periods of stabilization and maturity.

The most sensitive variables in these projections are the discount rates applied in determining the net present value of projected cash flows, operating costs, and market prices of the goods and services traded.

Sensitizations tests were applied for the group of CGUs, (considering the following reasonable scenarios:

●
EBITDA margin would have been 5% lower, than management´s estimates, or
●
Perpetuity growth rate would have been 10% lower, than management´s estimates, or
●
the estimated cost of capital used in determining the discount rate, would have been 5% higher, than management´s estimates,

After considering the mentioned scenarios in isolation, there were no reasonably possible changes in any of the key assumptions that would have resulted in an impairment write-down.

As of September 30, 2017 the Company has not identified any signs that could indicate that the carrying amount of the goodwill may not be recoverable. There have been no significant changes from the date of our annual 2016 impairment test.

Property, plant and equipment

11.1
The composition of this item as of September 30, 2017 and December 31, 2016 is as follows:

	As of
Property, plant and equipment categories, net	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Construction in progress	58,309,749	66,402,237
Land	653,134,470	659,605,782
Buildings	1,028,350,901	1,048,864,332
Plant and equipment	217,260,128	219,967,327
Information technology equipment	40,322,910	36,328,354
Fixed installations and accessories	284,173,425	304,243,709
Motor vehicles	712,933	670,349
Leasehold improvements	197,039,515	234,231,790
Other property plant and equipment	13,440,570	8,479,693
Totals	2,492,744,601	2,578,793,573

	As of
Property, plant and equipment categories, gross	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Construction in progress	58,309,749	66,402,237
Land	653,134,470	659,605,782
Buildings	1,298,033,339	1,299,194,334
Plant and equipment	611,639,963	595,558,141
Information technology equipment	168,250,293	152,482,771
Fixed installations and accessories	769,029,857	751,739,889
Motor vehicles	5,126,640	5,099,000
Leasehold improvements	306,162,827	329,887,733
Other property plant and equipment	18,781,041	13,779,119
Totals	3,888,468,179	3,873,749,006

	As of
Accumulated depreciation and impairment of property, plant and equipment	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Buildings	(269,682,438)	(250,330,002)
Plant and equipment	(394,379,835)	(375,590,814)
Information technology equipment	(127,927,383)	(116,154,417)
Fixed installations and accessories	(484,856,432)	(447,496,180)
Motor vehicles	(4,413,707)	(4,428,651)
Leasehold improvements	(109,123,312)	(95,655,943)
Other property plant and equipment	(5,340,471)	(5,299,426)
Totals	(1,395,723,578)	(1,294,955,433)

 11.2
The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life		Maximum life
Buildings	Useful Life (years)	25		60
Plant and equipment	Useful Life (years)	7		20
Information technology equipment	Useful Life (years)	3		7
Fixed installations and accessories	Useful Life (years)	7		15
Motor vehicles	Useful Life (years)	1		5
Leasehold improvements	Useful Life (years)		According to contract length
Other property plant and equipment	Useful Life (years)	3		15

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual period. The Company has determined that there are no significant changes in the estimated useful lives for the reported periods.

11.3 Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2017 and September 30, 2017:

Movement for the nine months ended September 30, 2017	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2017	66,402,237	659,605,782	1,048,864,332	219,967,327	36,328,354	304,243,709	670,349	234,231,790	8,479,693	2,578,793,573
Changes
Additions	19,947,648	4,575,077	16,667,101	25,425,564	3,444,351	29,471,503	275,258	11,110,056	2,834,087	113,750,645
Transfers from (to) investment properties	-	(1,462,266)	(6,542,078)	-	-	(1,157,944)	-	-	-	(9,162,288)
Removal	(9,923)	-	(281,596)	(522,424)	(4,889)	(315,905)	-	(35,915)	-	(1,170,652)
Depreciation expenses	-	-	(25,478,757)	(33,126,588)	(14,010,106)	(45,018,773)	(184,137)	(37,891,609)	(41,045)	(155,751,015)
Increase (decrease) for revaluation charged to equity	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign exchange	(1,097,737)	(10,632,571)	(14,517,822)	(3,578,812)	(1,045,881)	(4,714,459)	(48,537)	(4,803,058)	(384,104)	(40,822,981)
Transfer to (from) non—current assets and disposal groups held for sale	-	1,048,448	1,103,719	-	-	-	-	-	4,955,152	7,107,319
Other increase (decrease) [1]	(26,932,476)	-	8,536,002	9,095,061	15,611,081	1,665,294	-	(5,571,749)	(2,403,213)	-
Total changes	(8,092,488)	(6,471,312)	(20,513,431)	(2,707,199)	3,994,556	(20,070,284)	42,584	(37,192,275)	4,960,877	(86,048,972)
Final balance as of September 30, 2017	58,309,749	653,134,470	1,028,350,901	217,260,128	40,322,910	284,173,425	712,933	197,039,515	13,440,570	2,492,744,601

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2016 and December 31, 2016:

Movement for the year ended December 31, 2016	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630
Changes
Additions	112,960,591	2,637,687	14,673,368	27,951,919	4,281,236	19,393,558	64,748	9,534,011	894,142	192,391,260
Decrease derived from loss of control in subsidiaries	(26,452)	-	(294,862)	(36,007)	(34,940)	-	-	-	-	(392,261)
Transfers to (from) investment properties	(6,299,632)	(41,143,628)	(1,890,902)	(733,140)	224,296	(756,374)	-	-	(3,306,574)	(53,905,954)
Retirements	(227,085)	(992,318)	(5,922,284)	(5,606,035)	(567,568)	(298,660)	-	(212,866)	(2,259,506)	(16,086,322)
Depreciation expenses	-	-	(31,219,656)	(52,165,648)	(14,005,719)	(67,906,543)	(221,744)	(30,452,796)	(632,791)	(196,604,897)
Increase (decrease) for revaluation charged to equity	-	18,435,465	-	-	-	-	-	-	-	18,435,465
Impairment losses recognized in results	-	(2,639,637)	-	-	-	-	-	-	-	(2,639,637)
Decrease (increase) in foreign exchange	(2,225,068)	(14,638,273)	(21,515,463)	(718,868)	(919,762)	(2,617,885)	(25,217)	14,468,605	(2,343,689)	(30,535,620)
Transfer to non—current assets and disposal groups held for sale	-	(27,520,057)	(9,440,631)	(537,066)	(1,684)	(445,337)	-	-	(5,414,316)	(43,359,091)
Other increase (decrease) [1]	(100,798,012)	28,989	28,479,507	5,095,507	15,306,010	13,178,168	275,073	38,434,758	-	-
Total changes	3,384,342	(65,831,772)	(27,130,923)	(26,749,338)	4,281,869	(39,453,073)	92,860	31,771,712	(13,062,734)	(132,697,057)
Final balance as of December 31, 2016	66,402,237	659,605,782	1,048,864,332	219,967,327	36,328,354	304,243,709	670,349	234,231,790	8,479,693	2,578,793,573

[1] It corresponds to in-process assets that are being transferred to definitive assets. As a result of that, asset classes are offset. It also includes reclassifications from lease improvements group to fixed installations and accessories, and plant and equipment groups.

11.4   The Company has traditionally maintained the policy to carry out all the necessary work in response to the opportunities and changes experienced in domestic and regional markets where the Company operates, to capture the best opportunities and results for each of its business units.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of qualifying assets.

11.5  Borrowing costs:

The company incorporates borrowing costs that are directly attributable to the acquisition, construction or production of a qualified asset during the period to complete and prepare the asset for its intended use.

As of September 30, 2017, and December 31, 2016, there is no capitalization of borrowing costs.

11.6  Assets granted

As of September 30, 2017 and December 31, 2016, properties, plant and equipment granted as security amounted ThCh$ 3,936,664 and ThCh$ 3,867,501, respectively. Nevertheless, there are no restrictions on ownership of assets. Nevertheless, there are no restrictions on transfer of assets.

11.7  Commitments to acquire assets

As of September 30, 2017 and December 31, 2016, there are commitments to acquire property, plant and equipment of ThCh$ 109,034,301, and ThCh$ 86,104,812, respectively.

11.8  Assets out of service

As of September 30, 2017 and December 31, 2016, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

11.9  Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of September 30, 2017 and December 31, 2016. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others. The retail business assets are depreciated based on the term of the lease agreement.

11.10  Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. As discussed below, the Company has recognized an impairment loss, related to property, plant and equipment, in the amount of ThCH$ 2,639,637 for the period ended December 31, 2016. No impairment related to property, plant and equipment was recorded for the periods ended December 31, 2015 and 2014.

During 2016, the Company has initiated a detailed plan for a non-strategic sale of assets in Chile. These assets were previously classified within the property, plant and equipment category.

International Financial Reporting Standard IFRS 5 "Assets Held for Sale" indicates that the assets of a company must be classified according to the use or destination that the company decides to give them. Accordingly, these assets must be reclassified as a consequence of a change of plans by management, since the intention of the company is to realize the sale of such assets within a period not exceeding one year.

In order to comply with IFRS5, the market value obtained by management was compared with the book value of the assets included in the sales plan. From this comparison, it was verified that in eight of the locations in the process of commercialization, the book value exceeds its recoverable value amounted to ThCh $ 2,639,637, proceeding to record the impairment prior to reclassification to assets held for sale. Assets held for sale at December 31, 2016 amounts to carrying value of ThCh $ 10,883,992, recoverable amount of ThCh $ 8,244,355 and related impairment of ThCh $ 2,639,637.

Management has determined the fair value of each asset held for sale, based on market information. The best evidence of fair value is current prices in an active market for similar properties. Where such information is not available management consider information from a variety of source including current prices in an active market for properties of different nature or recent prices of similar properties in less active markets, adjusted to reflect those differences. The key input under this approach is the price per square meter from recent sales. These values were determined using level II inputs in accordance with the definitions of IFRS 13.

11.11  Property Plant and Equipment components:

The main items that compose each asset class are:
Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixed installations and accessories: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others.
Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

11.12  Property Plant and Equipment valuation

During 2016, several pieces of land, included within the Property, plant and equipment item amounting a historical cost of ThCh $ 16,636,913 were revalued. Such revaluation was made as required by IAS 40 prior to the transfer of such assets from property, plant and equipment to investment property. In order to determine the amount of the revaluation, the fair value of the mentioned land pieces was determined by management, with experience in the localities and category of the appraised properties.

The revaluation implied a net increase in the value of land group amounted to ThCh $ 18,435,465. A net of tax amount of $ 14,253,013 was credited to equity through other comprehensive income in 2016.

As of September 30, 2017 Cencosud maintains a total of 1,164 (1,171 as of December 31, 2016) stores located in Chile, Argentina, Peru, Brazil and Colombia. A total of 461 (444 as of December 31, 2016) of those locations are stores operated on their own land, classified under the item "Properties, plants and equipment".

As of December 31, 2016, of a sample of 103 owned land locations were tested to compare their book values against their market values, in order to know the reasonableness of the book values measured by the accounting policy under the cost method. In this comparison, it was verified that the market value, in an average is higher than the book value of such assets.

The methodology used in determining the market value assumes that the values assigned are representative of the most likely transaction values that an independent buyer is willing to pay at the valuation date.

11.13  Property Plant and Equipment components:

The main items that compose each asset class are:
Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixtures and fittings: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others.

Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

12  Investment properties

12.1  The roll-forward of investment properties as of September 30, 2017 and December 31, 2016 is the following:

	As of
Roll-forward of investment properties, net, fair value method	September 30, 2017	December 31, 2016
	ThCh$	ThCh$
Investment properties, net, initial value	2,081,694,027	1,807,095,204
Effect of fair value in profit or loss	105,777,731	287,519,826
Additions	5,753,916	1,225,878
Transfer from owner-occupied property, investment property, cost model	9,162,288	53,905,954
Transfer from (to) assets classified as “held for sale”	2,939,242	(2,939,242)
Retirements, Fair Value Method	(6,091,114)	(3,579,094)
Increase (decrease) in foreign exchange rate	(46,659,088)	(61,534,499)

Changes in Investment Properties, Total	70,882,975	274,598,823

Investment Properties Final Balance	2,152,577,002	2,081,694,027

12.2
Income and expense from investment properties

	For the nine months ended
Roll-forward of investment properties, net fair value method	September 30, 2017	September 30, 2016
	ThCh$	ThCh$
Revenue from Investment Property Leases	184,609,659	175,992,022
Direct operating expenses of Investment Properties which generate lease revenue	40,966,394	47,828,297

12.3  As of September 30, 2017 and December 31, 2016, investment properties are not encumbered,

12.4  As of September 30, 2017 there are commitments to acquire investment properties by ThCh$ 6,841,900 (ThCh$ 4,331,676 as of December 31, 2016),

12.5  There are no restrictions on ownership of assets,

12.6  Investment Properties

As of September 30, 2017 and December 31, 2016, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.1. The Costanera Center project corresponds to assets that have been classified as investment property. The shopping mall is in operation since June, 2012. First 15,000 square meters of towers 2 and 4 were allowed to be leased as commercial offices by the municipality authority from August 2015.

13  Other financial liabilities, current and non-current

The composition of this item as of September 30, 2017 and December 31, 2016 is the following:

13.1                  Types of interest bearing (accruing) loans

	Balance as of 9/30/2017		Balance as of 12/31/2016
Loans	Curren	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	307,005,601	180,020,061	215,393,417	206,299,337
Bond debt (2)	182,344,763	2,565,575,640	127,530,284	2,618,875,407
Other loans—leases	2,669,343	18,712,674	2,713,893	19,256,643
Other financial liabilities (forward)	3,844,022	-	-	-
Other financial liabilities (hedge derivatives) (3)	9,368,820	20,199,636	4,151,393	12,441,477
Time deposits (4)	53,121,877	37,356,315	56,113,724	45,030,033
Deposits and other demand deposits	1,306	-	15,224	-
Debt purchase Bretas	7,603,191	-	-	1,722,769
Other Financial liabilities—other	2,587,509	-	2,091,081	-

Totals Loans	568,546,432	2,821,864,326	408,009,016	2,903,625,666

(1)
Bank loans correspond to loans taken out with banks and financial institutions,
(2)
Bond debt corresponds to bonds placed in public securities markets or issued to the public in general,
(3)
Other financial liabilities (hedge derivatives) includes cross currency swaps, interest rate swaps and forward contracts.
(4)
Time deposits are the main funding source of the subsidiary Banco Cencosud Peru.

As of July 17, 2017, Cencosud S.A. issued and placed in international markets a new series of bonds for a total amount of ThUS $ 1,000,000, with a 10-year maturity, with a placement interest rate of 4.419% and a coupon rate of 4.375% ("Bonds 2027"), in accordance with regulation 144 A of the Securities Act of 1933 of the United States of America and its corresponding Regulation S. All in accordance with the terms and conditions contained in the document governed by the laws of the State of New York, United States of America, called “Offer to Purchase”, issued by the Company. The resources generated by this issue were intended to pay for the repurchase of “Bonds 2021” and “Bonds 2023” in the securities offered, the refinancing of other liabilities, and other corporate uses.

As a result of these operations, and in particular, as a result of the repurchase of “Bonds 2021” and “Bonds 2023” over their book values, a negative effect has been generated on the current quarter results amounted to ThCh $ 31,884,011, which were recognized within the financial expenses line.

13.2
Movement of other financial liabilities current, and non-current

The movement of other financial liabilities current, and non-current for the nine months ended September 30, 2017 is the following:

Movement of other financial liabilities, current and non-current	Balance as of 1/1/2017	Additions	Accrued interests	Payments includes capital and interests	Currency translation and indexation	Other	Balance as of 9/30/2017

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bank loans	(421,692,754)	(152,849,299)	(64,187,495)	142,270,440	5,915,175	3,518,271	(487,025,662)
Bond debt	(2,746,405,691)	(635,628,263)	(140,583,884)	682,562,712	92,822,012	(687,289)	(2,747,920,403)
Other loans—leases	(21,970,536)	-	(865,913)	1,399,662	-	54,770	(21,382,017)
Other financial liabilities (forward)	-	-	-	3,844,022	(7,313,835)	(374,209)	(3,844,022)
Other financial liabilities (hedge activities)	(16,592,870)	-	(4,211,374)	1,904,246	(11,409,550)	741,092	(29,568,456)
Time deposits	(101,143,757)	-	(2,483,239)	13,148,804	-	-	(90,478,192)
Deposits and other demand deposits	(15,224)	-	-	13,918	-	-	(1,306)
Debt purchase Bretas	(1,722,769)	-	-	-	-	(5,880,422)	(7,603,191)
Other Financial liabilities—other	(2,091,081)	-	(496,428)	-	-	-	(2,587,509)

Total other financial liabilities, current and non-current	(3,311,634,682)	(788,477,562)	(212,828,333)	845,143,804	80,013,802	(2,627,787)	(3,390,410,758)

Other financial assets (hedging derivatives)	287,119,800	-	(16,845,497)	4,361,177	(53,621,685)	1,980,675	222,994,470

Total other financial assets, current and non-current (hedging derivatives)	287,119,800	-	(16,845,497)	4,361,177	(53,621,685)	1,980,675	222,994,470

13.2  Restrictions

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests, As of September 30, 2017 and December 31, 2016 the Company was in compliance with all financial debt covenants subscribed.

14  Provisions and other liabilities

14.1  Provisions

The composition of this item as of September 30, 2017 and December 31, 2016 is as follows:

	As of
Accruals and provision	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
	Current		Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision (1)	12,089,124	10,340,136	53,794,546	58,005,001
Onerous contracts provision (2)	1,419,348	1,439,298	9,218,552	10,251,159

Total	13,508,472	11,779,434	63,013,098	68,256,160

(1)
The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and law suits related with customer service.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees.

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those that present probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims (2)				Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of September 30,2017	28,119,942	17,648,542	20,115,186	65,883,670	12,089,124	53,794,546
Total as of December 31,2016	28,708,673	21,405,740	18,230,724	68,345,137	10,340,136	58,005,001

Provision By Country	September 30, 2017 ThCh$	December 31, 2016 ThCh$
Chile	15,861,702	15,351,464
Argentina	15,388,507	19,260,544
Brazil	29,771,004	29,078,658
Peru	882,322	673,291
Colombia	3,980,135	3,981,180
Total Provision	65,883,670	68,345,137

(2)
Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the previous periods.

14.2                  Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2017	68,345,137	11,690,457	80,035,594
Movements in Provisions:
Creation of additional provisions	4,526,765	-	4,526,765
Increase (decrease) in existing provisions	2,680,349	(1,014,345)	1,666,004
Application of provision	(3,734,282)	(38,212)	(3,772,494)
Reversal of non-used provisions	(2,864,617)	-	(2,864,617)
Increase (decrease) in foreign exchange rate	(3,069,682)	-	(3,069,682)

Changes in provisions, total	(2,461,467)	(1,052,557)	(3,514,024)

Total provision, closing balance as of September 30, 2017	65,883,670	10,637,900	76,521,570

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2016	77,816,222	16,014,325	93,830,547
Movements in Provisions:
Creation of additional provisions	8,075,575	-	8,075,575
Increase and decrease in existing provisions	578,142	(4,323,868)	(3,745,726)
Application of provision	(12,127,645)	-	(12,127,645)
Reversal of unused provision	(2,504,731)	-	(2,504,731)
Increase (decrease) in foreign exchange rate	(3,492,426)	-	(3,492,426)

Changes in provisions, total	(9,471,085)	(4,323,868)	(13,794,953)

Total provision, closing balance as of December 31, 2016	68,345,137	11,690,457	80,035,594

Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

Capital management

The Group’s objective regarding capital management is to safeguard the capacity to continue ensuring appropriate returns for the shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

In line with the industry, we monitor our capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total equity. We define net financial debt as total financial liabilities (a) less (i) total cash and cash equivalents, (ii) total other financial assets, current and non-current, and (iii) other financial liabilities, current and non-current, from Banco Paris and Banco Peru, (b) plus (i) cash and cash equivalents from Banco Paris and Banco Peru and (ii) total other financial assets, current and non-current, from Banco Paris and Banco Peru. Total financial liabilities is defined as Other financial liabilities, current, plus Other financial liabilities, non-current.

In accordance with the above, we combine different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

15.1
Paid-in capital

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 of shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1, 2012 and May 15, 2012. 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$ 3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and the remaining 210,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value. 10% of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders.

On April 28, 2017, the Board of Directors has defined to apply for a voluntary delisting of its ADRs from the NYSE, in connection with the intention to terminate the ADR facility, and deregister with the Securities and Exchange Commission.

ADR holders will be entitled to surrender their ADRs to Bank of New York Mellon for cancellation, and upon payment of the applicable fees, taxes and charges as provided in the deposit agreement, receive the underlying shares of common stock of Cencosud. Cencosud will maintain its listings on the Santiago Stock Exchange, the Chile Electronic Stock Exchange, and the Valpara’so Stock Exchange.

The following table shows the movement of the fully paid shares described above between January 1, 2016 and September 30, 2017:

Movement of paid shares	No of shares	Shares Issuances (Th$)	Shares premium (Th$)

Paid shares as of January 1, 2016	2,828,723,963	2,321,380,936	526,633,344
Stock options issuance 2016	33,812,984	99,183,799	(65,331,247)
Paid shares as of December 31, 2016	2,862,536,947	2,420,564,735	461,302,097
Paid shares as of January 1, 2017	2,862,536,947	2,420,564,735	461,302,097
Paid in capital under stock option plans	71,250	178,667	(61,389)
Paid shares as of September 30, 2017	2,862,608,197	2,420,743,402	461,240,708

15.2
Authorized shares

The following table shows the movement of the fully authorized shares between January 1, 2016 and September 30, 2017:

Movement of authorized shares	No of Shares

Authorized shares as of January 1, 2016	2,889,022,734
Expired shares as of April 29, 2016	(13,264,341)
Authorized shares as of December 31, 2016	2,875,758,393
Authorized shares as of January 1, 2017	2,875,758,393
Authorized shares as of September 30, 2017	2,875,758,393

As of September 30, 2017 13,150,196 issued shares were pending of subscription and payment (13,221,446 as of December 31, 2016), of which expiration will be on November 20, 2017.

15.3
Dividends

The dividend distribution policy adopted by Cencosud S,A., establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

On April 29, 2016, the Ordinary Shareholders Meeting agreed on distributing a definitive dividend in relation to the profits of 2015 amounted to Ch$ 73,684,179,628, which represents about to 80.55% of the distributable profit. This also represents a dividend of Ch$ 25.92268 per share. The aforementioned distribution of profits shall be made by: (i) the distribution of an additional dividend in the amount of $ 10 per share; plus (ii) the distribution of an interim dividend of $ 16 per share already paid from December 4, 2015.

In addition, the Shareholders Meeting approved an extraordinary dividend in the amount of $ 50 per share, chargeable to retained earnings from previous years, reducing the reserve fund for future dividends amounted to Ch$ 142,122,981,100. The payment of the above dividend will be made from May 17, 2016.

On November 2, 2016, the Board of Directors agreed on distributing an interim dividend of Ch$20 per share in relation to the profits of 2016. This dividend was given to the shareholders order from December 7, 2016.

The Ordinary Shareholders Meeting held on April 28, 2017, defined a final dividend of $30 per share in relation to the 2016 net distributable profits. The payment of the mentioned dividend will be made from May 17, 2017.

The company recorded a minimum dividend by ThCh$ 12,748,320 as of September 30, 2017 (ThCh$ 357,939 as of December 31, 2016). The total charge to equity as of September 30, 2017 amounted to ThCh$ 98,266,939, (ThCh$ 227,755,932 as of December 31, 2016).

15.4
Reserves

Reserves are described as follows:

a)
Revaluation surplus: It corresponds to revaluation of property, plant and equipment items transferred to investment properties during the year as a result of a change in their usage.

b)
Currency translation reserve: This item includes the exchange rate differences resulted from the conversion of the financial statement of all subsidiaries from their functional currency into the presentation currency of the Group.

c)
Hedging reserves: This reserve includes the effect of the changes in the fair value of certain financial instruments used as cash flow hedges and deemed as effective. These reserves are transferred to income of the period at the end of the life of the instruments’ contracts when the hedged cash flow is realized.

d)
Actuarial gain (loss) reserve: This reserve is composed of the actuarial gains (losses) and the effect from the return on the pension plan asset that have been recognized over the past two year in relation to the Company’s pension plan Brazil.

e)
Shared based payments reserves: This reserve is originated from the share-based compensation options plan for executives of Cencosud S.A. and subsidiaries maintained by the company.

f)
Other reserves: The initial balance shows the effect of the elimination of price-level restatement of book-basis capital under IFRS for the transition year. As of September 30, 2017 and 2016 no significant changes were observed.

Movements of reserves between January 1, 2017 and September 30, 2017 are as follows:

Reserve movement	Revaluation surplus	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2017	14,252,148	(1,250,381,663)	(22,078,872)	(1,120,048)	26,949,962	(53,638,633)	(1,286,017,106)
Change in equity
Increase (decrease) in reserves	-	(151,557,584)	(15,437,558)	-	-	-	(166,995,142)
Deferred taxes	-	-	4,041,885	-	-	-	4,041,885
Reclassification to profit or loss of reserves	-	-	8,384,806	-	-	-	8,384,806
Reclassification of deferred taxes related to reserves	-	-	(2,138,125)	-	-	-	(2,138,125)
Other comprehensive (loss) profit	-	(151,557,584)	(5,148,992)	-	-	-	(156,706,576)
Transfer from retained earnings	-	-	-	-	2,441,771	-	2,441,771
Decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	-	-	-	-	-	11	11
Non-controlling interest	-	-	-	-	-	-	-

Total changes in equity	-	(151,557,584)	(5,148,992)	-	2,441,771	11	(154,264,794)

Closing balance as of September 30, 2017	14,252,148	(1,401,939,247)	(27,227,864)	(1,120,048)	29,391,733	(53,638,622)	(1,440,281,900)

Movements of reserves between January 1, 2016 and September 30, 2016 are as follows:

Reserve movement	Revaluation surplus	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2016	-	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)
Change in equity
Increase (decrease) in reserves	-	(39,405,213)	(31,797,681)	-	-	-	(71,202,894)
Deferred taxes	-	-	8,105,010	-	-	-	8,105,010
Reclassification to profit or loss of reserves	-	-	16,261,906	-	-	-	16,261,906
Reclassification of deferred taxes related to reserves	-	-	(3,902,857)	-	-	-	(3,902,857)
Other comprehensive (loss) profit	-	(39,405,213)	(11,333,622)	-	-	-	(50,738,835)
Transfer from retained earnings	-	-	-	-	6,365,987	-	6,365,987
Decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	-	-	-	-	-	(1,161,699)	(1,161,699)
Non-controlling interest	-	-	-	-	-	-	-

Total changes in equity	-	(39,405,213)	(11,333,622)	-	6,365,987	(1,161,699)	(45,534,547)

Closing balance as of September 30, 2016	-	(1,226,515,034)	3,525,962	(229,427)	25,642,586	(53,638,633)	(1,251,214,546)

15.5
Non-controlling interest

Details of the non-controlling interest as of September 30, 2017 and December 31, 2016 are as follows:

Equity:

	Non-controlling Interest Sep 30,	Non-controlling Interest Dec 31,	Balances as of,
	2017	2016	Sep 30, 2017	Dec 31, 2016
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004	0.00004	519	479
Mercado Mayorista P y P Ltda.	10.00000	10.00000	94,294	93,871
Easy Retail S.A.	0.07361	0.07361	12,793	18,795
Comercial Food and Fantasy Ltda.	10.00000	10.00000	5,453	-
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000	55.00000	179,761	(1,608,229)
Cencosud Retail S.A.	0.03761	0.03761	252,787	231,864
Jumbo Retail Argentina S.A.	0.07600	0.07600	32,445	54,816

Total			578,052	(1,208,404)

Results:

	Non-controlling Interest Sep 30,	Non-controlling Interest Sep 30,	Results for the nine months ended September 30,
	2017	2016	2017	2016
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004	0.00004	41	41
Mercado Mayorista P y P Ltda.	10.00000	10.00000	423	-
Easy Retail S.A.	0.07361	0.07361	(6,002)	59
Comercial Food and Fantasy Ltda.	10.00000	10.00000	29,454	-
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000	55.00000	1,787,990	1,334,022
Cencosud Retail S.A.	0.03761	0.03761	23,567	24,827
Jumbo Retail Argentina S.A.	0.07600	0.07600	(21,849)	(5,807)

Total			1,813,624	1,353,142

16   Breakdown of significant results

The items by function from the Statements of Income are described as follows in 16,1, 16,2 y 16,3,

Expenses by nature of integral income by function
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Cost of sales	5,438,202,315	5,328,679,591
Distribution cost	20,425,426	18,989,663
Administrative expenses	1,770,735,451	1,703,895,011
Other expenses by function	126,714,016	120,813,586

Total	7,356,077,208	7,172,377,851

16.1
Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

Expenses by nature	For the nine months ended September 30
	2017	2016
	ThCh$	ThCh$
Cost of goods sold	5,034,978,310	4,966,618,461
Other cost of sales	403,224,005	362,061,130
Personnel expenses	1,108,138,888	1,034,537,484
Depreciation and amortization	180,488,125	163,074,690
Distribution cost	20,425,426	18,989,663
Other expenses by function	126,714,016	120,813,586
Cleaning	55,691,034	53,992,980
Safety and security	48,078,079	45,472,059
Maintenance	59,806,365	61,662,679
Professional fees	55,115,773	55,855,807
Bags for Customers	11,737,402	14,576,068
Credit card commission	67,426,962	74,666,929
Lease	150,958,210	141,769,455
Other	33,294,613	58,286,860

Total	7,356,077,208	7,172,377,851

16.2
Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personnel expenses
	For the nine months ended September 30
	2017	2016
	ThCh$	ThCh$
Salaries	887,735,844	834,982,635
Short-term employee benefits	190,368,439	177,978,448
Termination benefits	30,034,605	21,576,401

Total	1,108,138,888	1,034,537,484

16.3
Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	For the nine months ended September 30
	2017	2016
	ThCh$	ThCh$
Depreciation	155,751,015	142,287,748
Amortization	24,737,110	20,786,942

Total	180,488,125	163,074,690

16.4
Other gains (losses)

Other gain (losses)	For the nine months ended September 30
	2017	2016
	ThCh$	ThCh$
Gain in the sale of subsidiary and associates	-	53,484,358
Complementary remittance tax	(3,441,426)	(3,332,915)
Wealth tax Colombia	(2,222,000)	(5,566,905)
Long lived assets impairment	-	(2,639,637)
Insurance claims gains (losses)	(869,623)	2,966,100
Sales of businesses and properties	11,699,065	12,436,556
Other net losses	(591,711)	(4,339,047)

Total	4,574,305	53,008,510

16.5
Other operating income

Other operating income	For the nine months ended September 30
	2017	2016
	ThCh$	ThCh$
Sell Carton and Wraps	2,515,309	2,975,863
Recovery of fees	1,183,194	1,580,968
Increase on revaluation of Investment properties (see note 12.1)	105,777,731	116,994,615
Other Income	6,903,679	5,198,246

Total	116,379,913	126,749,692

16.6
Financial results

The following is the financial income detailed for the periods ended:

Financial results	For the nine months ended September 30
	2017	2016
	ThCh$	ThCh$
Other finance income from investments	11,505,576	9,377,750

Financial Income	11,505,576	9,377,750

Bank loan expenses	(70,981,261)	(90,474,712)
Bond debt expenses	(140,309,710)	(103,821,804)
Interest on bank deposits	-	(823,617)
Valuation of financial derivatives	(21,056,871)	(11,438,921)

Financial Expenses	(232,347,842)	(206,559,054)

Results from UF indexed bonds in Chile	(7,117,703)	(10,807,456)
Results from UF indexed Brazil	(326,490)	(569,089)
Results from UF indexed Other	440,885	(643,111)

(Losses) gains from indexation	(7,003,308)	(12,019,656)

Financial debt IFC-ABN Argentina	343,239	(431,134)
Debt to the public Bonds and Banks (Chile)	62,922,044	46,800,537
Financial debt Peru	60,159	(306,773)
Financials Assets and Debts (Colombia)	236,198	354,477

Exchange difference	63,561,640	46,417,107

Financial results total	(164,283,934)	(162,783,853)

Corporate income tax

The charge (credit) to periodic results within the Interim consolidated statement of profit and loss by function related to the income tax amounts were M$ 101,957,1115 as of September 30, 2017; and M$ 106,433,052, as of September 30, 2016, as the table below:

	September 30, 2017	September 30, 2016
Current and deferred income tax	ThCh$	ThCh$

Net current income tax expense	110,940,531	115,858,279

Income tax expense	110,940,531	115,858,279

Deferred tax expense (income) due to taxes arising from the creation and reversal of temporary differences	(10,994,126)	(8,966,120)
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	2,010,710	(459,107)

Deferred income tax expense	(8,983,416)	(9,425,227)

Net tax expense (income)	101,957,115	106,433,052

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

Reconciliation of income tax expense using the statutory rate to income taxexpense using the effective rate
	For the nine months ended, September 30
	2017	2016
	ThCh$	ThCh$
Income tax expense using the legal rate	56,747,171	81,232,843

Tax effect of rates in other territories	958,314	13,155,763
Tax effect on non-deductible expenses	8,274,917	6,979,735
Chile - Taxable effects from investment and equity	(987,362)	(1,609,579)
Tax rate effect of adjustments for current tax of prior periods	4,619,106	(5,728,162)
Colombia - Wealth tax (non-deductible)	933,592	2,328,059
Chile – Taxable fair value adjustments related to derivatives and stock options	90,973	187,897
Chile –not recognized provisional payment on absorbed profits (PPUA)	-	-
Chile – Mall Viña sale	-	11,093,933
Colombia - Reversal of tax credits (presumptive system) [i]	3,694,386	-
Colombia - Goodwill write off (Mercadefam 2014)	205,930	-
Colombia –Presumptive Income rate adjustment 9% (rate 34% and credit 25%)	648,767	-
Tax effect of changes in tax rates	(2,010,710)	459,107
Nontaxable profits from investments accounted for using the equity method.	(3,737,968)	(2,400,663)
Brazil – Tax losses valuation [ii]	34,669,896	-
Other (decrease) increase for legal tax	(2,149,897)	734,119

Adjustments to tax expenses using the legal rate, total….	45,209,944	25,200,209

Income tax expense using the effective rate	101,957,115	106,433,052

Main components of effective tax rate reconciliation include:

i.
Colombia has reverted tax credits recognized during the first quarter 2017 related to excesses of the alternative presumptive system over the ordinary system. Colombian society has also suspended recognition during second quarter 2017 of those mentioned credits, which expire during 2017 financial year.

ii.
Brazil ceased the recognition of deferred tax asset over carry forward losses.

a)
Tax losses:
The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. There is no temporal limit for the usage of carry losses in Chile.
Law 1,819 issued on December 2016 in Colombia, limits losses carry forward up to a maximum of 12 years, however, former losses are not limited to a specific period. Realization of tax losses is estimated based on the Group future projections. For the tax losses carry-forward obtained before January 1, 2017, there are no limits regarding their usage.

b)
Reversal of asset and liability timing differences:
The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)
Rate of income tax.

Chile
The current income tax rate in Chile that affects the Company is 25.5% (Dec 2016: 24%). Under the 2014 enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integrated system.

According to regulations applicable to open listed societies, the income tax system applicable by Cencosud is the partially integrated system.

Any other later effects have been recognized within the income statement.

Foreign subsidiaries

The rates that affect its foreign subsidiaries are: 35% in Argentina

Peru 29.5%. Peru enacted in law Nº 30.296 which pretended to envisage gradual reduction in taxes from 30% to 28% in 2015-2016, 27% in 2017-2018, and 26% from 2019 onwards. However, the mentioned reduction will not have any effect; being that Legislative Decree No. 1261 published on December 10, 2016 contemplates a rate of 29.5% effective from the 2016 financial year.

Colombia 40%. Law 1,819 issued on December 2016 eliminated the income tax for equity “CREE” tax [1] (lately 6%), but simultaneously created a complementary income tax rate (6% 2017; 4% 2018), defining a total 40% rate being that nominal income tax rate was already 34%. Law 1,819 also eliminated wealth tax [2], defining a unique income tax rated to 33% since 2019. Income tax rate will be 37% for 2018 financial year, split on a basis rate of 33%, and an over rate of 4%.

Brazil remains the 34% income tax rate.

[1] The CREE used to be a Colombian National tax which applied over profits and gains obtained by companies which are likely to enrich them. This tax used to replace certain wage-based social contributions.
[2] Wealth tax in Colombia was designed for all individuals and legal entities that are deemed income taxpayers. This tax might be calculated based on their tax net equity (gross assets minus debts), with an scalable rate from 0.05% to 0.40% in 2017.

18     Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

18.1  Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

18.2  Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the nine months ended September 30, 2017 and September 30, 2016 in thousands of Chilean pesos is the following:

Regional information by segment

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the nine months ended September 30, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,483,994,941	184,609,659	961,736,939	801,686,305	166,233,823	8,874,734	7,607,136,401
Cost of sales	(4,111,149,251)	(23,347,448)	(657,160,415)	(578,961,639)	(64,008,730)	(3,574,832)	(5,438,202,315)
Gross Margin	1,372,845,690	161,262,211	304,576,524	222,724,666	102,225,093	5,299,902	2,168,934,086
Other revenues by function	8,355,744	105,983,999	633,247	754,614	1,268	651,041	116,379,913
Sales, general and administrative expenses	(1,247,541,618)	(17,618,946)	(248,568,002)	(217,483,560)	(36,320,066)	(150,342,701)	(1,917,874,893)
Financial expenses, net	-	-	-	-	-	(220,842,266)	(220,842,266)
Participation in profit of equity method associates	149,747	-	-	-	14,658,700	-	14,808,447
Exchange differences	-	-	-	-	-	63,561,640	63,561,640
Losses from indexation	-	-	-	-	-	(7,003,308)	(7,003,308)
Other losses, net	(67,960)	-	(836,165)	34,502	-	5,443,928	4,574,305
Income tax expense	-	-	-	-	-	(101,957,115)	(101,957,115)
Net profit (loss)	133,741,603	249,627,264	55,805,604	6,030,222	80,564,995	(405,188,879)	120,580,809
Net profit (loss) from continued operations	133,741,603	249,627,264	55,805,604	6,030,222	80,564,995	(405,188,879)	120,580,809
Net profit (loss) from discontinued operations	-	-	-	-	-	-	-
Net profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(1,813,624)	(1,813,624)
Net profit for the year attributable to controlling shareholders, Total	133,741,603	249,627,264	55,805,604	6,030,222	80,564,995	(407,002,503)	118,767,185
Depreciation and amortization	118,147,760	6,008,816	18,099,171	23,766,986	1,222,193	13,243,199	180,488,125

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the nine months ended September 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,474,266,250	170,816,707	934,714,915	765,770,461	128,467,711	8,009,374	7,482,045,418
Cost of sales	(4,086,344,053)	(21,604,524)	(617,992,696)	(555,214,602)	(43,973,131)	(3,550,585)	(5,328,679,591)
Gross Margin	1,387,922,197	149,212,183	316,722,219	210,555,859	84,494,580	4,458,789	2,153,365,827
Other income by function	7,576,972	116,952,399	397,666	1,028,846	7,323	786,486	126,749,692
Sales, general and administrative expenses	(1,194,251,499)	(19,424,418)	(237,502,575)	(206,372,960)	(38,015,305)	(148,131,503)	(1,843,698,260)
Financial expenses, net	-	-	-	-	-	(197,181,304)	(197,181,304)
Participation in profit of equity method associates	133,473	-	-	-	10,002,763	-	10,136,236
Exchange differences	-	-	-	-	-	46,417,107	46,417,107
Losses from indexation	-	-	-	-	-	(12,019,656)	(12,019,656)
Other gains (losses), net	2,376,845	1,358,580	-	-	-	49,273,085	53,008,510
Income tax expense	-	-	-	-	-	(106,433,052)	(106,433,052)
Net profit (loss)	203,757,988	248,098,744	79,617,310	5,211,745	56,489,361	(362,830,048)	230,345,100
Net profit (loss) from continued operations	203,757,988	248,098,744	79,617,310	5,211,745	56,489,361	(362,830,048)	230,345,100
Net profit (loss) from discontinued operations	-	-	-	-	-	-	-
Net profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(1,353,142)	(1,353,142)
Net profit for the year attributable to controlling shareholders, Total	203,757,988	248,098,744	79,617,310	5,211,745	56,489,361	(364,183,190)	228,991,958
Depreciation and amortization	103,296,201	5,042,457	17,920,517	22,395,313	2,410,378	12,009,824	163,074,690

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S,A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

18.3
Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the nine months ended September 30, 2017	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,963,918,939	110,419,129	373,753,713	747,865,662	-	4,540,220	3,200,497,663
Cost of sales	(1,468,095,175)	(9,682,098)	(279,362,374)	(535,588,942)	25,526	(625,590)	(2,293,328,653)

Gross margin	495,823,764	100,737,031	94,391,339	212,276,720	25,526	3,914,630	907,169,010

Argentina
Ordinary income, total	1,187,702,120	52,484,251	541,658,070	-	116,148,831	6,024,773	1,904,018,045
Cost of sales	(801,079,136)	(11,419,406)	(342,455,739)	-	(43,004,891)	(2,962,264)	(1,200,921,436)

Gross margin	386,622,984	41,064,845	199,202,331	-	73,143,940	3,062,509	703,096,609

Brazil
Ordinary income, total	1,176,527,238	-	-	-	2,420,381	-	1,178,947,619
Cost of sales	(940,114,913)	-	-	-	-	-	(940,114,913)

Gross margin	236,412,325	-	-	-	2,420,381	-	238,832,706

Peru
Ordinary income, total	598,811,332	14,934,109	-	53,820,643	42,992,326	785,659	711,344,069
Cost of sales	(458,117,875)	(2,059,453)	-	(43,372,697)	(21,029,368)	(2,201)	(524,581,594)

Gross margin	140,693,457	12,874,656	-	10,447,946	21,962,958	783,458	186,762,475

Colombia
Ordinary income, total	557,035,312	6,772,170	46,325,156	-	4,672,285	(2,475,918)	612,329,005
Cost of sales	(443,742,152)	(186,491)	(35,342,302)	-	3	15,223	(479,255,719)

Gross margin	113,293,160	6,585,679	10,982,854	-	4,672,288	(2,460,695)	133,073,286

Gross margin by country and segment

For the nine months ended September 30, 2016	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,907,191,670	98,654,515	374,209,523	719,009,768	1,048,574	5,550,843	3,105,664,893
Cost of sales	(1,423,914,121)	(8,612,424)	(272,774,806)	(517,394,600)	58,536	(714,228)	(2,223,351,643)

Gross margin	483,277,549	90,042,091	101,434,717	201,615,168	1,107,110	4,836,615	882,313,250

Argentina
Ordinary income, total	1,199,031,485	50,785,876	513,489,863	-	78,459,499	4,026,913	1,845,793,636
Cost of sales	(806,942,865)	(10,647,695)	(309,793,896)	-	(23,237,268)	(2,068,191)	(1,152,689,915)

Gross margin	392,088,620	40,138,181	203,695,967	-	55,222,231	1,958,722	693,103,721

Brazil
Ordinary income, total	1,168,902,613	-	-	-	2,027,967	-	1,170,930,580
Cost of sales	(917,900,457)	-	-	-	-	-	(917,900,457)

Gross margin	251,002,156	-	-	-	2,027,967	-	253,030,123

Peru
Ordinary income, total	617,387,529	14,772,623	-	46,760,693	43,711,781	1,183,160	723,815,786
Cost of sales	(473,221,415)	(2,148,280)	-	(37,820,002)	(20,794,204)	(782,655)	(534,766,556)

Gross margin	144,166,114	12,624,343	-	8,940,691	22,917,577	400,505	189,049,230

Colombia
Ordinary income, total	581,752,953	6,603,693	47,015,529	-	3,219,890	(2,751,542)	635,840,523
Cost of sales	(464,365,195)	(196,125)	(35,423,994)	-	(195)	14,489	(499,971,020)

Gross margin	117,387,758	6,407,568	11,591,535	-	3,219,695	(2,737,053)	135,869,503

18.4  Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At September 30, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	106,014,450	4,545,584	10,693,779	2,034,958	-	22,364,241	145,653,012
Other financial assets, current	-	-	-	-	-	63,297,897	63,297,897
Other non-financial assets, current	11,841,462	1,576,811	2,531,019	1,674,986	18,426,401	2,315,299	38,365,978
Trade receivables and other receivables	247,346,618	21,382,795	67,287,918	25,304,759	439,887,057	18,139,471	819,348,618
Receivables due from related entities, current	-	-	-	-	18,433,984	-	18,433,984
Inventory	735,713,213	-	246,039,046	214,103,277	-	-	1,195,855,536
Current tax assets	27,702,317	5,403,493	13,544,855	14,501,437	356,056	28,858,500	90,366,658
Assets classified as held for sale, current	19,701,021	12,061	-	-	-	6,716,529	26,429,611
Total current assets	1,148,319,081	32,920,744	340,096,617	257,619,417	477,103,498	141,691,937	2,397,751,294

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	228,767,700	228,767,700
Other non-financial assets, non-current	38,876,949	6,530,635	2,965,904	1,670,979	8,640	-	50,053,107
Trade receivables and other receivables, non-current	3,350,839	-	15,549,281	-	-	-	18,900,120
Equity method investments	782,778	-	-	-	208,795,267	-	209,578,045
Intangible assets other than goodwill	192,098,327	424,068	10,908,469	159,533,595	142,060	42,835,685	405,942,204
Goodwill	1,194,157,212	31,461,392	2,428,689	138,159,463	52,305,509	-	1,418,512,265
Property, plant and equipment	1,513,779,848	433,582,049	271,464,944	242,652,039	1,193,011	30,072,710	2,492,744,601
Investment property	-	2,152,577,002	-	-	-	-	2,152,577,002
Income tax assets, non-current	86,589,127	194,325	767,419	4,509,476	-	10,089	92,070,436
Deferred income tax assets	-	-	-	-	-	343,567,861	343,567,861

Total non-current assets	3,029,635,080	2,624,769,471	304,084,706	546,525,552	262,444,487	645,254,045	7,412,713,341
Total Assets	4,177,954,161	2,657,690,215	644,181,323	804,144,969	739,547,985	786,945,982	9,810,464,635

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	181,727,680	4,377,803	13,760,047	2,246,159	1,008,517	72,098,797	275,219,003
Other financial assets, current	-	-	-	-	-	219,988,622	219,988,622
Other non-financial assets, current	7,618,030	758,065	1,541,496	1,014,364	11,070,047	1,626,277	23,628,279
Trade receivables and other receivables	291,088,879	30,693,990	68,693,890	30,059,294	420,662,271	25,941,353	867,139,677
Receivables due from related entities, current	37,222	-	-	-	28,950,954	-	28,988,176
Inventory	700,985,806	-	254,992,540	193,307,668	-	-	1,149,286,014
Current tax assets	16,633,102	2,090,444	3,647,748	13,803,843	3,722,153	34,238,357	74,135,647
Assets classified as held for sale, current	17,886,465	-	-	-	-	39,237,407	57,123,872
Total current assets	1,215,977,184	37,920,302	342,635,721	240,431,328	465,413,942	393,130,813	2,695,509,290

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	287,360,674	287,360,674
Other non-financial assets, non-current	40,549,624	7,677,318	2,390,633	1,707,428	10,083	189	52,335,275
Trade receivables and other receivables, non-current	3,100,863	-	8,792,843	-	-	-	11,893,706
Equity method investments	989,721	-	-	-	199,737,813	-	200,727,534
Intangible assets other than goodwill	195,476,999	418,055	11,146,455	160,203,723	159,887	40,762,995	408,168,114
Goodwill	1,207,776,321	31,472,874	2,605,322	138,159,463	52,305,509	-	1,432,319,489
Property, plant and equipment	1,546,905,547	470,346,933	284,046,215	248,862,284	2,827,945	25,804,649	2,578,793,573
Investment property	-	2,081,694,027	-	-	-	-	2,081,694,027
Income tax assets, non-current	77,993,287	194,325	669,273	4,509,476	-	10,089	83,376,450
Deferred income tax assets	-	-	-	-	-	616,579,356	616,579,356

Total non-current assets	3,072,792,362	2,591,803,532	309,650,741	553,442,374	255,041,237	970,517,952	7,753,248,198
Total Assets	4,288,769,546	2,629,723,834	652,286,462	793,873,702	720,455,179	1,363,648,765	10,448,757,488

18.5
Current Asset and liabilities by segment

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
Regional information by segment Current assets and liabilities at September 30, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,136,645,244	33,245,814	234,803,712	166,070,171	51,587,792	46,388,377	1,668,741,110

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
Regional information by segment Current assets and liabilities at December 31, 201	ThCh$	ThCh$	ThCh	ThCh	ThCh	ThCh	ThCh
Trade accounts payable and other payables	1,294,692,757	35,089,329	273,630,631	246,827,811	39,764,889	36,841,635	1,926,847,052

18.6
Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At September 30, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,551,170,288	1,373,802,166	1,353,214,269	1,183,263,395	1,349,014,517	9,810,464,635
Total liabilities	3,988,550,787	756,092,777	572,329,243	345,617,918	195,682,989	5,858,273,714
Total Net equity	836,669,696	702,713,234	667,076,551	731,866,396	1,013,865,044	3,952,190,921
Adjustments to net investment	(274,050,195)	(85,003,845)	113,808,475	105,779,081	139,466,484	-
Net investment	562,619,501	617,709,389	780,885,026	837,645,477	1,153,331,528	3,952,190,921
Percentage of Net equity	21.2%	17.8%	16.9%	18.5%	25.7%	100.0%
Percentage of equity	14.2%	15.6%	19.8%	21.2%	29.2%	100.0%

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,779,856,500	1,411,985,049	1,431,919,219	1,240,938,778	1,584,057,942	10,448,757,488
Total liabilities	4,202,937,399	813,235,515	530,551,320	403,728,564	414,252,955	6,364,705,753
Total Net equity	885,649,473	655,906,732	781,437,358	693,076,414	1,067,981,758	4,084,051,735
Adjustments to net investment	(308,730,372)	(57,157,198)	119,930,541	144,133,800	101,823,229	-
Net investment	576,919,101	598,749,534	901,367,899	837,210,214	1,169,804,987	4,084,051,735
Percentage of Net equity	21.7%	16.1%	19.1%	17.0%	26.2%	100.0%
Percentage of equity	14.1%	14.7%	22.1%	20.5%	28.6%	100.0%

18.7
Regional information, including intersegments is as follows:

	For the nine months ended September 30, 2017
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	5,483,994,941	-	5,483,994,941
Shopping	278,807,234	94,197,575	184,609,659
Home Improvement	962,727,538	990,599	961,736,939
Department stores	801,686,305	-	801,686,305
Financial Services	166,233,823	-	166,233,823
Others	8,874,734	-	8,874,734

TOTAL	7,702,324,575	95,188,174	7,607,136,401

	For the nine months ended September 30, 2016
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	5,474,266,250	-	5,474,266,250
Shopping	258,923,356	88,106,649	170,816,707
Home Improvement	935,000,220	285,305	934,714,915
Department stores	765,770,461	-	765,770,461
Financial Services	128,467,711	-	128,467,711
Others	8,009,374	-	8,009,374

TOTAL	7,570,437,372	88,391,954	7,482,045,418

18.8
Non-current assets by country

At September 30, 2017	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	21,448,279	7,937,692	18,975,545	1,685,431	6,160	50,053,107
Trade receivables and other receivables	-	15,847,935	3,052,185	-	-	18,900,120
Equity Method investments	208,795,267	-	-	782,778	-	209,578,045
Intangible assets other than goodwill	221,388,893	12,024,368	58,548,182	107,185,721	6,795,040	405,942,204
Goodwill	246,378,878	1,279,318	389,056,405	258,742,573	523,055,091	1,418,512,265
Property Plant and Equipment	1,090,991,173	192,335,020	312,179,796	352,053,480	545,185,132	2,492,744,601
Investment Property	1,635,104,594	293,128,959	-	195,055,179	29,288,270	2,152,577,002
Income tax assets, non-current	4,852,774	804,978	86,412,684	-	-	92,070,436

Non -current assets—Total	3,428,959,858	523,358,270	868,224,797	915,505,162	1,104,329,693	6,840,377,780

At December 31, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	23,356,132	7,663,639	19,431,481	1,877,863	6,160	52,335,275
Trade receivables and other receivables	-	8,815,714	3,077,992	-	-	11,893,706
Equity Method investments	199,737,813	-	-	989,721	-	200,727,534
Intangible assets other than goodwil	219,352,035	9,823,814	64,145,345	106,901,729	7,945,191	408,168,114
Goodwill	246,378,878	1,467,433	397,062,475	264,355,612	523,055,091	1,432,319,489
Property Plant and Equipment	1,107,174,199	212,741,017	340,287,996	355,639,693	562,950,668	2,578,793,573
Investment Property	1,531,658,588	323,482,594	-	197,264,575	29,288,270	2,081,694,027
Income tax assets, non-current	4,852,774	5,409,578	73,114,098	-	-	83,376,450

Non -current assets—Total	3,332,510,419	569,403,789	897,119,387	927,029,193	1,123,245,380	6,849,308,168

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

18.9  Additions to non-current assets:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of September 30, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	67,882,720	16,095,894	12,481,309	15,371,339	90,338	1,829,045	113,750,645
Intangible asset, other that goodwill	10,217,783	322,498	3,083,717	3,526,100	67,342	10,417,964	27,635,404
Investment property	-	5,753,916	-	-	-	-	5,753,916
Total additions	78,100,503	22,172,308	15,565,026	18,897,439	157,680	12,247,009	147,139,965

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of December 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	113,455,353	33,906,164	11,131,370	27,836,982	1,258,327	4,803,064	192,391,260
Intangible asset, other that goodwill	8,638,903	138,107	2,964,884	9,083,317	584,489	16,262,072	37,671,772
Investment properties	-	1,225,878	-	-	-	-	1,225,878
Total additions	122,094,256	35,270,149	14,096,254	36,920,299	1,842,816	21,065,136	231,288,910

Restrictions, contingencies, legal proceedings and other matters

19.1
Civil legal proceedings

●
The subsidiaries Cencosud Retail S.A. , Easy S.A., Cencosud Shopping Centers S.A., and Administradora del Centro Comercial Alto Las Condes Ltda., are involved in lawsuits and litigation that are pending as of September 30, 2017. The amounts of these claims are covered by a civil liability insurance policy.

●
During January 2016, the authority National Economic Prosecutor (Fiscalia Nacional Económica FNE) filed a claim to the Free Competition Court (Tribunal de Defensa de la Libre Competencia) against Cencosud, Walmart Chile and SMU supermarkets’ chains, for alleged collusion between the mentioned chains for a price-fixing scheme involving poultry products. On April 6, 2016, a new court´s order was issued, by which the probationary stage began since October 20, 2016. It is expected that formal allegations are held in front of the Court during December 2017.

Cencosud categorically rejected the allegations raised by the FNE in such claim, and declares that collusion and anti-competitive practice is unacceptable and totally condemnable.

Potential fines in this case could be up to 30.000 UTA (approximately U.S. $25 million at the time of the suit filing).

●
An indirectly controlled subsidiary of Cencosud S,A in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.

●
The indirect controlled Cencosud Colombia S.A. was legally requested by the social welfare government authority (UGPP), about omissions, arrears and inaccuracies incurred respect the lawful contributions of several employees. The process is being driven by a local Labour Court and it suits pretentions amounted to USD $798 thousand. The Company, in consultation with its legal advisors, considers that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

●
A civil lawsuit was filed against the indirectly controlled affiliate Cencosud Brasil Comercial Ltda., by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for holiday hours worked for all employees of the subsidiary without a formal previous approval by Collective Labor Convention. The prohibition of working on holidays without prior authorization in Collective Convention is a relevant issue for our activity. Estimated amount of the Union’s pretention is amounted to U.S. $14.4 million at the time of the suit filing.

Cencosud Brazil does not have any knowledge of other civil proceedings that must be disclosed as of September 30, 2017.

●
Cencosud Retail Peru S.A, an indirectly controlled subsidiary of Cencosud S,A. has several outstanding cases at the close of the financial statements for liability claims causes. Total amounts claimed raise to MUSD 12.4. The Company, in consultation with its legal advisors, considers that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

●
The indirect subsidiary Cencosud S.A. Argentina and Jumbo Retail S.A. Argentina, present several cases pending at the close of the financial statements for claims of civil liability, the amounts claimed amount to MUSD 3,960. The Company, in consultation with its legal advisors, estimates that the chances of obtaining a judgment favorable to the company's position are reasonably superior to those of obtaining an unfavorable ruling.

●
The indirect subsidiary Cencosud S.A. Argentina and Jumbo Retail S.A. Argentina, present several pending cases at the close of the financial statements for claims of labor type with their workers, whose amounts claimed amount to MUSD 29,744. The Company, in consultation with its legal advisors, estimates that the chances of obtaining a judgment favorable to the company's position are reasonably superior to those of obtaining an unfavorable ruling.

19.2  Taxation legal proceedings

As of September 30, 2017, the Group’s Companies maintain several taxation legal controversies, which the most relevant are shown as follows:

Country	Society	Grounds	Amount [1]	Stage of the process	Expected outcome [2]
			ThCh$

Chile	Cencosud S.A.	Shares transference cost	7,500,000	Trial	Positive
	Cencosud Internacional Limitada	Shares transference cost	26,139,559	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	1,915,647	Trial	Positive
	Cencosud Retail S.A.	First category income tax	8,186,021	Trial	Positive
	Paris Administradora Sur Limitada	First category income tax	3,768,171	Trial	Positive
	Paris Administradora Centro Limitada	Deductible expenses, offsetting losses	2,388,090	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	3,305,773	Trial	Positive
	Sociedad Comercial de Tiendas S.A.	Income tax	332,015	Trial	Positive
	Paris Administradora Limitada [A].	Income tax (PPUA)	2,958,859	Trial	Positive
	Jumbo Supermercados Administradora Limitada.[B	Income tax (PPUA)	1,078,379	Trial	Positive
Peru	Cencosud Perú	VAT or G&S tax	2,834,082	Trial	Positive
Colombia	Cencosud Colombia	Municipality Activities Tax	1,276,845	Trial	Positive
Brazil	Cencosud Comercial Ltda	Income tax	56,709,183	Trial	Positive
	Cencosud Comercial Ltda	PIS & CONFIS [3]	24,030,168	Trial	Positive
	Cencosud Comercial Ltda	Different causes – Activities Tax	16,264,715	Trial	Positive

[1] Amount refers to tax payable or tax (rebate). Amounts may vary depending on the time of the suit filing. Fines, interest, translations and adjustments shall be also updated up to payment date, if necessary
[2] Potential outcomes are provided for the legal advisors who carry the processes
[3] The PIS and COFINS are federal social contributions designed for funding the social security system in Brazil, which are based on company's gross revenues
[A] Formerly corresponding to the society Megajohnson´s Maipú S.A.
[B] Formerly corresponding to the society Megajohnson´s Puente S.A.

The tax contingencies and taxation legal proceedings disclosed above are deemed to be of a positive outcome.

20   Stock options

As of September 30, 2017 the Company has shared-based compensation plans for executives of Cencosud S,A, and affiliates which had no changes compared with December 31, 2016.

As at September 28, 2015 the Company launched the 2016 options plan. All the Executives have accepted this plan, and they have waived in respect to any previous existing plans as at September 28, 2015, which have not been exercised by them, including those not exercised because the respective terms have been met. The change in the plan was given a treatment for following the guidance of IFRS 2 “Share based payments”.

	Numbers of shares
	As of
Stock options granted to key executives	9/30/2017	12/31/2016
1) Outstanding as of the beginning of the period	675,000	35,676,984
2) Granted during the period	-	-
3) Forfeited during the period	(10,000)	(1,080,000)
4) Exercised during the period (see note 15.1)	(71,250)	(33,812,984)
5) Expired at the end of the period	(57,500)	(109,000)
6) Outstanding at the end of the period	536,250	675,000
7) Vested and expected to vest at the end of the period	536,250	675,000
8) Eligible for exercise at the end of the period	11	40

Stock options—Impact in P&L	As of Sep 30, 2017	As of Sep 30, 2016
	ThCh$	ThCh$
Impact in the income statement	2,441,771	6,365,987

In relation to the 2016, 2015 and 2014 Retention Plans, the outstanding options as of September 30, 2017 had a weighted-average contractual life of 0.03 years, 0.03 years and 0.00 years respectively. As of December 31, 2016 those options had a weighted-average contractual life of 0.25 years, 0.25 years and 0.10 years respectively.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

The expected volatility is based on market data information. The calculation consisted of the determination of the standard deviation from the Company’s historical closing stock prices during a time horizon approximated to the relevant maturity.

21 Assets and liabilities classified as held for sale, and discontinued operations

In August 2017, the Board of Directors of the Company authorized the Company's management to execute a plan to sell non-strategic assets up to US $ 1,000 million within the next 12 to 18 months.

The assets that may be the object of this plan consist of non-strategic assets, whether real estate and / or businesses in particular, located or operated in any of the countries in which Cencosud has commercial activities. To date it is not possible to determine with precision the financial effects of the selling plan that will depend on the assets or non-strategic businesses that are finally sold and the terms and conditions resulting from specific negotiations.

As soon as the agreement of a relevant transaction is formalized, their impacts will be reported and their effects will be recognized in the financial statements. When such assets comply with the requirements of IFRS 5, they will be classified as non-current assets for disposal, classified as held for sale.

IFRS 5 requires assets that meet the criteria to be classified as held for sale (a) to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; (b) an asset classified as held for sale and the assets and liabilities included within a disposal group classified as held for sale to be presented separately in the statement of financial position; and (c) the results of discontinued operations to be presented separately in the statement of comprehensive income.

As of September 30, 2017 and December 31, 2016 assets and liabilities are presented as non-current for disposal classified as “held for sale”. According to the disclosures required by IFRS 5, the balance is the following:

1)
Balance of the assets and liabilities classified as non-current assets for disposal - “held for sale”, as of September 30, 2017 and December 31, 2016 are presented as follows:

Assets	9/30/2017 Unaudited	12/31/2016
	ThCh$	ThCh$

Current assets
Other financial assets, current	-	5,011
Other non-financial assets, current	167,046	134,502
Trade receivables and other receivables, current	427,513	929,937
Inventories, current	897,247	877,016

Total current assets	1,491,806	1,946,466

Non-current assets
Trade receivables and other receivables, non-current	-	8,879,073
Property, plant and equipment	24,937,805	43,359,091
Investment property	-	2,939,242

Total non-current assets	24,937,805	55,177,406

Total non-current assets classified as held for sale	26,429,611	57,123,872

Liabilities	9/30/2017 Unaudited	12/31/2016
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	-	1,842,529
Trade payables and other payables, current	2,347,338	2,802,909
Other provisions, current	135,899	78,699
Current provision for employee benefits	72,616	75,319

Total current liabilities	2,555,853	4,799,456

Non-current liabilities
Other financial liabilities, non-current	290,577	10,869,777

Total non-current liabilities	290,577	10,869,777

Total non-current liabilities classified as held for sale	2,846,430	15,669,233

Detail of the assets and liabilities classified as non-current assets for disposal as “held for sale” as of September 30, 2017, and December 31, 2016 are presented below:

a)
Sale of non-strategic assets: Pieces of land Chile

As of September 30, 2017, date of close of these financial statements, the Company remains committed to the plan of sale of undeveloped land in Chile. The process has been planned, defined and structured in conjunction with the Property and Shopping Divisions Management.

The assets included in this plan correspond to assets classified among Properties Plant and Equipment and Investment Property items, whose book value is expected to be recovered through the future sale, rather than continuing using them within business units that the company operates. The sale of these assets is considered highly probable, and is expected to be materialized during the next twelve months. Key management has initiated an active program with the necessary actions to conclude agreements of significant conditions, such as the price and timing of the transactions with unrelated third parties, and finally sell them within the defined term.

The Company has taken a number of administrative and operational plans to finalize the sale, therefore it has commissioned exclusively to the brokerage society “Colliers” to market these assets so. This company has extensive expertise in real estate and finance sectors.

Non-current assets and liabilities classified as held for sale as of September 30, 2017, and December 31, 2016 are presented as follows:

Property, plant and equipment; and Investment property held for sale	9/30/2017 Unaudited	12/31/2016
	ThCh$	ThCh$

Land	6,113,770	16,570,947
Facilities	-	348,921
Furnishings	-	5,511
Leased assets	-	5,414,316
Buildings	2,261,501	4,456,863

Total property, plant and equipment	8,375,271	26,796,558

Investment property	-	2,939,242

Total non-current assets classified as held for sale	8,375,271	29,735,800

Other financial liabilities, current and non-current - Leasing	290,577	3,860,774

Detailed assets, classified as held for sale, have been recognized at the lower of carrying amount and fair value less costs to sell, from the moment of the reclassification.

During 2017 there was a decrease of the non-strategic pieces of land in Chile due to the sale of several locations for an amount of ThCh $11,313,969.

Moreover, as a result of a change in the non-strategic sales assets plan, the Company decided to transfer those locations that after the initial period of 12 months do not have signed a formal sales agreement, and those that are not expected to formally materialize a sale before 12 months as of September 30, 2017; to the group of properties, plant and equipment, or investment properties as it corresponds amounted to ThCh $10,046,559. Assets transferred to property, plant and equipment incorporate depreciation for the period in which they were classified as non-current assets held for sale.

b)
Gas stations - Colombia

Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, have been included within the assets and liabilities held for sale as of September 30, 2017 and December 31, 2016, are presented as follows:

Gas stations - Colombia	9/30/2017 Unaudited	12/31/2016
	ThCh$	ThCh$

Other non-financial assets, current	167,046	134,502
Trade receivables and other receivables, current	427,513	312,416
Inventories, current	897,247	877,016
Property, plant and equipment	16,562,534	16,562,533
Trade payables and other payables, non-current	(2,347,338)	(2,802,909)
Other provisions, current	(135,899)	(78,699)
Current provision for employee benefits	(72,616)	(75,319)

Total gas stations classified as held for sale	15,498,487	14,929,540

The Company has revaluated the plan for the sale of these assets, for which is expected to be completed during the overcoming year.

2) Sale of the Banco Paris business

On December 15, 2016, a contract was signed for the sale and transfer of assets and for the transfer and assumption of liabilities between Banco Paris and Banco Scotiabank Chile, where Banco Paris sells, and transfers to Scotiabank a set of mortgage loans granted By Banco Paris to different debtors, a set of assets originated in the acquisition of mortgage bonds issued by Banco Paris under the terms of Chapter 9-1 of the updated SBIF and II. A.1 of the Compendium of Financial Regulations of the Central Bank of Chile and other financial investments made by Banco Paris, all of them net of the corresponding provisions. The sale, assignment and transfer of the assets object of this instrument will be perfected on the closing date, as this term will be defined later by the parties. The sale, assignment and transfer of the assets object of this instrument were formally completed on January 1, 2017.

Assets and liabilities held for sale allocated within the Banco Paris business as of December 31, 2016 are presented according to the following detail:

Banco Pari	12/31/2016 ThCh$

Other financial assets, current	5,011
Trade receivables and other receivables, current	617,521
Trade receivables, non-current	8,879,073
Other financial liabilities, current	(1,495,228)
Other financial liabilities, non-current	(7,356,304)

Net value of Banco Paris classified as held for sale	650,073

Subsequent events

●
On November 3, 2017, the Board of Directors agreed on distributing an interim dividend of Ch$20 per share in relation to the profits of 2017. This dividend has been paid to Shareholders from November 13, 2017.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.